POLYMET MINING CORP.   2009 ANNUAL REPORT



POLYMET
MINING

2009 ANNUAL REPORT

CORPORATE PROFILE

PolyMet Mining Corp. is a publicly traded mine development company with its operating headquarters in Hoyt Lakes, Minnesota, United States of America.

The Company is preparing to build a new mine in northeastern Minnesota near PolyMet's Erie Plant, a large crushing and grinding facility acquired in 2005. The Project is expected to produce copper, nickel and precious metals.

PolyMet is in the final phases of environmental review and permitting, and has designed the Project to meet Minnesota's stringent water and air quality standards through deployment of best mining practices and modern, energy-efficient processing technology.

Project construction is expected to require approximately 1.5 million man-hours of contractor labor, and subsequently create some 400 long-term jobs during commercial operations.

Forward-Looking Statements

This report contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that event, conditions or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, mineral resource and mineral reserve estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permit to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Cautionary note to U.S. investors: the terms "measured and indicated resource", "mineral resource", and "inferred mineral resource" used in this annual report are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Specific reference is made to PolyMet's most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

2008 – 2009 COMPANY HIGHLIGHTS

- Draft Environmental Impact Statement (DEIS) substantially completed by the state contractor, and extensively reviewed by federal, state and tribal agencies involved with permitting;

- Strategic Partnership Agreement with Glencore for financing and all metal off-take;

- Board of Directors and Technical Steering Committee bolstered by the addition of new members from Glencore;

- Critical engineering progressed for construction readiness, and

- Public outreach in Minnesota accelerated in preparation for public review of Draft Environmental Impact Statement.

CORPORATE OBJECTIVES FOR 2009

Over the next 12 months the Company plans to:

- Work with the regulatory agencies to ensure that the environmental review process is completed so the Final EIS can be deemed adequate;

- Submit applications to receive Project permits from regulatory agencies;

- Update costs and equipment scheduling and lead times;

- Prepare for construction commencement;

- Identify and secure commitments by contractors for the construction and operation phases;

- Finalize Project financing discussions and negotiations, and

- Continue to educate the public and promote the benefits of the Project throughout the environmental review and permitting process and beyond.

Dear PolyMet Shareholder:

On behalf of the Board of Directors, I am pleased to report on the activities of your Company during the last fiscal year.

While it has been a challenging year in some respects, we have made a great deal of progress and remain committed to moving forward aggressively to obtain permits that will allow us to start construction. This report will address some of the challenges we have faced and the proactive steps taken to meet them, as well as document the significant progress made.

The Economic Picture

During the course of 2008 and early 2009, we witnessed an incredible swing in the global economy and the health of the mining industry overall. What started out as a year of strong growth and high demand for metals turned into one of the most significant declines in the world economy in recent memory, an absence of bank lending and a sharp fall in demand for metals and metal prices.   This unprecedented rapid decline was beyond the experience of almost everyone in every business sector, and was both unpredicted and unpredictable.

We are pleased to report that your Company reacted quickly to this downturn with major spending cutbacks. We expect to weather this economic storm while we forge ahead with all the work necessary to secure permits for the Project.

Environmental Review

For the past three years the Project has been all about completing the Environmental Impact Statement (EIS) and proceeding through the permitting process. An Environmental Assessment Worksheet (EAW) was submitted by PolyMet in the fall of 2005. The EAW is a precursor to the EIS and presentation of the Project for public review and commentary.

Despite our disappointments with the cost and timeliness of the EIS, we are committed to ensuring that the work by the State of Minnesota and its contractors meets a very high standard. They have, however; struggled with the sheer volume of data and the challenge of reviewing and permitting the state's first non-ferrous mining operation. Apart from final data checking, editing and document assembly, the Draft EIS is now essentially complete. We expect to move into the public review and permitting process shortly.

PolyMet's commitment to environmental safeguards is evidenced by the approximately $100 million included in our up-front capital budget to ensure that the mining and plant processes meet or exceed Minnesota's environmental standards that are among the most stringent in the country and world.

Partnering with Glencore AG

A major milestone last October was the conclusion of a business arrangement with Glencore AG in the 4th quarter of 2008.   Glencore became a strategic partner, involving staged investments by Glencore of up to $50 million in PolyMet and giving Glencore the rights to market 100% of the metals from the Project. As well as being one of the world's largest metal traders, Glencore owns and operates large base metal mines in South America and Europe. We were very pleased to welcome Glencore's representative, Stephen Rowland, to our board. One of Glencore's technical specialists, Pierre Vix, is also a welcome addition to our Technical Steering Committee.

State of the Mining Industry

The mining industry today seems to be divided between those who had surplus cash in the bank prior to September 2008 and those who did not. Many large mining companies are in financial difficulty due to lack of cash and credit lines. Most have shut down marginal or sub-economic operations due to low metal prices.

While we are of the view that base metal prices will rebound, the immediate benefit to PolyMet of industry cutbacks will accrue in lower costs. Over the past two years the mining industry has seen severe shortages of engineers, operators and equipment, which resulted in rapid cost escalation. With the global downturn, we can expect shorter lead times for equipment and a general normalization of the large cost components in our industry.

Core Development Team Intact

Engineering of the Project has continued to advance since early 2008. Throughout the EIS process we have constantly monitored burn rate and made adjustments to ensure that our limited resources were not overextended. Last September, we invoked large cutbacks in Project expenditures to conserve cash while maintaining the integrated core team that will build this Project. This integrated team consists of PolyMet Project and operations personnel, engineering companies, suppliers and construction contractors. The team is constantly assessing and reassessing project costs and availability of essential equipment.

Minnesota Emphasis

The Minnesota focus that we reported last year has been exceptionally well received and successful. PolyMet's headquarters are now well established in Hoyt Lakes, Minnesota, and the PolyMet site team has initiated and participated in a diverse range of public awareness events and speaking venues. This is extremely important, as a large part of our current task is to inform the general public of the facts regarding the substantial benefits of the Project, our Project's minimal and manageable impact on the environment and to mitigate any concerns about a new form of mining in Minnesota, which has a rich iron mining tradition.

Your Company has spent a lot of money getting the technical aspects of this Project right and it is important that the public, particularly those living in our immediate vicinity, know the facts.

The ultimate performance of your Company depends greatly on the people behind it. Management and your board are fully committed to getting this Project built. I would like to take this opportunity to thank you, our shareholders, for your continued support and I look forward to updating you on our progress throughout 2009.



William Murray
Executive Chairman & Director

March 31, 2009

Developing Minnesota's First Non-Ferrous Mine

Previous annual reports have addressed the development process and covered some of the finer points of the Project including:

- Resource definition;

- The Cliffs-Erie Plant re-use and potential;

- Process test work;

- Feasibility study completion;

- Engineering development;

- The assembly of the Project and operational teams, and

- The strategic nature of this Project, and the Duluth complex, to the United States.

We have discussed the massive amount of work that has been done to "meet or exceed" Minnesota's tough environmental standards. Meanwhile, engineering and procurement have progressed for critical, long-lead items to ensure a smooth transition into the construction phase once permits have been received.   This is very much an advanced stage Project, which stands out in the industry for its size potential and the relative ease with which it can be brought on line.

PolyMet's main attributes and advantages include:

Resource - The NorthMet deposit represents around 900 million tons of the estimated 4 billion tons of copper/nickel resource that the Minnesota Department of Natural Resources (MDNR) believes to be hosted in the Duluth Complex.   Within this resource, PolyMet has proven and probable mineral reserves of 274.7 million tons grading 0.28% copper, 0.08% nickel, and 0.01 oz/t of precious metals (palladium, platinum and gold).

Mining - Minnesota's permits to mine are issued in 20-year increments; therefore, the mine, as initially expected to be permitted, will have a life of 20 years at a mining rate of 11 million tons per year. Mining will be by traditional open pit methods, similar to those used in the iron ore mines of the Minnesota Iron Range. PolyMet plans to utilize mining equipment, including trucks, shovels, drills, bulldozers and loaders, commonly used throughout the Iron Range. The methods and equipment are well understood by the local community and well supported by local industry. Likewise, PolyMet will utilize the open pit mining expertise developed by generations of iron ore miners on the Range.

The Cliffs Erie Plant and Infrastructure - The importance of this facility cannot be overstated. The plant and infrastructure were kept in an excellent state of repair until closure in 2001, and subsequent evaluations indicate that refurbishing and restarting the existing plant equipment is the quickest, easiest and least expensive way to move into production. Equally importantly, there are many former employees still living in the area that have an intimate knowledge of the plant and a keen desire to return to the operation.

Infrastructure is perhaps the most difficult and challenging aspect of any new project. All of the key elements are in place on the Cliffs-Erie site, including:

- Water supply;

- An existing basin for tailings deposition;

- Electric power, including a supply agreement with Minnesota Power;

- Road and rail connections, and

- Warehousing and storage facilities and administration offices.

All of these are within easy reach of nearby towns with amenities such as schools, shops, hospitals and churches and well established service facilities for mining equipment.

Few projects in the world have such distinct advantages before construction.

New Process Plant Facilities - The mined ore will be processed through existing crushers and grinding mills. PolyMet will add a new flotation facility to concentrate the lower grade ore and produce marketable copper and nickel concentrates. Modern flotation technology allows high recovery of not only the metals, but also sulphur from the milled ores so that the level of sulphur in the residual tailings is very low. The concentrates from the flotation process will receive further on-site processing in a new, state-of-the-art hydrometallurgical metal recovery plant. This new facility includes autoclaves that use the sulphur in the metal concentrates as fuel and place the metals into solution for subsequent recovery. In the case of copper, this will be followed by solvent-extraction and electro-winning processes to produce a very high-grade finished copper metal. The Cliffs-Erie site is large, and there is ample space to accommodate these new facilities.

People - Over the past two years, PolyMet has assembled a first-class team to build the Project. Key operational personnel also have been engaged to operate it. Unlike other projects elsewhere in the world, the local communities will be the source of a workforce that not only is highly skilled in all aspects of mining and mineral processing but also is eager to be involved in the Project when it comes into operation.

Low Construction and Start-up Risk - We have adopted a phased approach to construction. Phase 1 involves refurbishing and developing only those facilities required to make separate copper and nickel concentrate products. Phase 2 builds out the balance of hydrometallurgical facilities to make the higher value copper cathode, nickel-cobalt hydroxide and precious metal precipitate products. The phased approach not only reduces initial capital requirements but also provides earlier cash flows, gives greater operational flexibility and reduces overall Project risk.

Environmental Responsibility - The ores at NorthMet are inherently low in sulphur – typically less than 1% versus 30% for massive sulfide deposits. Since this is the first base metal mine in Minnesota, PolyMet has agreed to incorporate measures in the construction of the Project which will lead to additional environmental protection. Of the estimated $600 million of capital, $100 million is included for such protective measures.

Ease of building - With a skilled local workforce and a large pool of people who previously worked in the Cliffs-Erie mine when it was owned by LTV Steel, the lead times through construction are shorter than projects in remote locations or areas with low availability of skilled labor.

Widespread Grass Roots and Political Support

PolyMet is thankful to Minnesota's political leadership at the state, local and federal levels for their endorsement and support for building the Project. Likewise, the people of the Iron Range, and many other constituencies, widely appreciate the compelling upside potential of PolyMet's Project and the careful planning and commitment to protecting the environment. They share our vision and enthusiasm for a project that will provide hundreds of new jobs and enduring economic activity throughout north-eastern Minnesota.

PolyMet expects it can successfully build and operate Minnesota's first non-ferrous mining operation while safeguarding the natural environment.

MANAGEMENT DISCUSSION AND ANALYSIS

The following information, prepared as at 27 April 2009, should be read in conjunction with the audited consolidated financial statements of PolyMet Mining Corp. (the "Company" or "PolyMet") for the period ended 31 January 2009 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All amounts are expressed in United States dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of four independent directors, has reviewed this document pursuant to its mandate and charter.

Forward Looking Statements

This Management Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, mineral resource and mineral reserve estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permit to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Cautionary note to U.S. investors: the terms "measured and indicated mineral resource", "mineral resource", and "inferred mineral resource" used in this Management Discussion and Analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves. U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to Mineral Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Specific reference is made to PolyMet's most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the factors underlying forward-looking statements.

Description of Business and Summary of Recent Events

PolyMet is a Toronto Stock Exchange and New York Stock Exchange Amex listed Issuer engaged in the exploration and development, when warranted, of natural resource properties. The Company's only mineral property and principal focus is the commercial development of its NorthMet Project, a polymetallic project in northeastern Minnesota, USA which hosts copper, nickel, cobalt and platinum group metal mineralization.

Asset Acquisitions

On 15 November 2005 the Company, through its Minnesota subsidiary (Poly Met Mining, Inc.), completed the early exercise of PolyMet's option with Cleveland Cliffs, Inc. (NYSE:CLF) ("Cliffs") to acquire the Erie Plant, which is located 10 kilometers west of the NorthMet deposit. The plant was operated by Cliffs for many years and was acquired by Cliffs in early 2001 from LTV Steel Mining Company after that company's bankruptcy when the plant was placed on care-and-maintenance with a view to a potential restart. With minor modification, the crushing and milling circuits can be used for the NorthMet ore. The plant assets now owned by PolyMet include crushing and milling capacity, comprehensive spare parts, plant site buildings, real estate, tailings impoundments and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water, and power. A new hydrometallurgical plant is planned to be installed adjacent to the existing mill on surplus land.

PolyMet plans to refurbish and reactivate the crushing, concentrating and tailings facilities at the Erie Plant to produce concentrates containing copper, nickel, cobalt and precious metals. The concentrates are planned to be sold prior to completion of construction and commissioning of the new hydrometallurgical metal recovery processing facilities. Once completed, the new hydrometallurgical plant will produce copper metal, nickel-cobalt hydroxide and a precious metals precipitate.

On 20 December 2006 the Company acquired from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. This transaction also included 120 railcars, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

PolyMet has indemnified Cliffs for ongoing reclamation and remediation associated with the property under both transactions.

Feasibility Study, Mineral Resources and Mineral Reserves

With publication of the Definitive Feasibility Study ("DFS") in September 2006, summarized in a Technical Report under National Instrument 43-101 ("NI 43-101"), PolyMet established SEC-standard mineral reserves. Proven and probable mineral reserves were estimated at 181.7 million short tons grading 0.31% copper, 0.09% nickel, and 0.01 ounces per ton ("opt") of precious metals. In September 2007, PolyMet reported an expansion in these proven and probable mineral reserves to 274.7 million short tons grading 0.28% copper, 0.08% nickel, and 0.01 opt of precious metals (palladium, platinum and gold).

These reserves are based on copper at $1.25 per pound, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce respectively for palladium, platinum and gold.

The reserves lie within measured and indicated mineral resources that were expanded to 638.2 million tons grading 0.27% copper, 0.08% nickel and 0.01 opt of precious metals (palladium, platinum and gold). In addition, inferred mineral resources total 251.6 million tons grading 0.28% copper, 0.08% nickel, and 0.01 opt of precious metals.

PolyMet has transitioned into detailed engineering in preparation for the start of construction. This includes detailed planning for the construction phase, commencement of detailed design work, and scheduling long lead-time equipment. As a result of continuing economic and financial market instability which started in mid 2008, there is some uncertainty about commodity prices, which could have an effect on both capital and operating costs as well as revenues, and delivery times for long lead-time equipment have shortened. In light of these developments, the Company has scaled back detailed engineering and design work that is not needed for permitting and has deferred placing orders for equipment.

Environment and Schedule

In January 2007, the Company submitted a Detailed Project Description ("DPD") to state and federal regulators. The DPD lays out the Company's development plans and proposed environmental safeguards. Since then, the Company has submitted a supplemental DPD as well as more than 100 supporting research studies. Independent environmental contractors ("the EIS Contractor") retained by the Minnesota Department of Natural Resources ("MDNR") are preparing the Environmental Impact Statement ("EIS") for the Project.

The draft EIS will be an assessment of potential environmental, social and economic effects of the proposed project, comprising 19 chapters and major subchapters. On December 22, 2008, the MDNR provided a preliminary version of the draft EIS to PolyMet and various government agencies. These groups completed their reviews and submitted extensive comments to the MDNR.

The MDNR is working with the EIS contractor to incorporate comments and analysis to ensure that the draft EIS meets the MDNR's standard of thoroughness and accuracy. Significant progress has been made, with final revisions completed on a number of chapters.

Once the draft EIS is published, non-government organizations, government agencies and the public will have an opportunity to comment. The final EIS will incorporate analysis and appropriate responses to comments. The issuance of a final EIS would allow the MDNR to issue environmental and operating permits. Prior to receipt of these permits, the Company intends to secure production debt financing that would be available upon receipt of key permits, with construction slated to start upon availability of construction finance.

Construction of NorthMet is expected to be made up of four major components:

1. Implementation of environmental safeguards;

2. Construction of the mine and reactivation of some existing mine infrastructure;

3. Refurbishment of the existing Erie Plant facilities and construction of new flotation facilities, and

4. Construction of a new hydrometallurgical plant.

Key Developments

On 5 February 2008, PolyMet announced that it has re-allocated responsibilities amongst its senior management team and was relocating its headquarters to Hoyt Lakes, Minnesota. William Murray, formerly President and CEO, was appointed Executive Chairman, and Joseph Scipioni assumed Mr. Murray's former role as President and CEO. Ian Forrest, the former Chairman, continues to serve as an independent director and as Chairman of the Audit Committee.

On 19 February 2008, PolyMet announced that Frank Sims and Joseph Scipioni had joined its board of directors.

On 12 June 2008, PolyMet announced the hiring of Paul Brunfelt as division manager responsible for concentrating and crushing activities.

On 10 October 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

• 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state's Environmental Quality Board Monitor and October 13, 2009, and

- 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet's volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

On 31 October 2008, the Company announced that it had completed the strategic partnership with Glencore AG ("Glencore") announced on 4 September 2008.

Glencore will purchase PolyMet's production of concentrates, metals or intermediate products at prevailing market terms for at least the first 5 years of production.

An aggregate of US$50 million floating rate secured debentures due on September 30, 2011 (the "Debentures") are to be issued by the Company's wholly-owned Minnesota subsidiary, Poly Met Mining, Inc. ("PolyMet US"), and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet's option, for payments on or before September 30, 2009, and at Glencore's option thereafter. The Debentures are secured by all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet's 100% shareholding in PolyMet US.

The Debentures are exchangeable into common shares of PolyMet at US$4.00 per share. The Issuer can, at its option, prepay the Debentures if PolyMet's shares trade at a 20-day volume weighted average price equal to or exceeding US$6.00, at which time, and at Glencore's option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment. Repayment between October 1, 2009 and September 30, 2010 would be at 105% of the then outstanding principal of the Debentures, repayment between October 1, 2010 and September 30, 2011 would be at 102.5% of the outstanding principal.

An initial US$7.5 million of the Debentures were issued on 31 October 2008 and an additional US$7.5 million of the Debentures were issued on 22 December 2008. US$10.0 million of the Debentures will be issued in two tranches subject to expenditures being in material compliance with budget, other customary conditions and agreement between Glencore and Cliffs on terms and conditions whereby Cliffs will provide its consent to Glencore as mortgagee of the Erie Plant. These funds will be used to complete critical engineering work and the final Environmental Impact Study ("EIS") for PolyMet's NorthMet Project.

The final US$25 million of the Debentures, to be used primarily for detailed engineering and procurement, are to be issued upon publication of the Final EIS in the State of Minnesota's Environmental Quality Board Monitor, receipt by the Company of a bona fide term sheet for construction financing and are subject to expenditures being in material compliance with budget and other customary conditions.

On 31 October 2008, PolyMet issued to Glencore warrants to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet Project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The warrants expire on September 30, 2011. If the volume-weighted 20-day average price of PolyMet's common shares trade at a 50% premium to the then applicable exercise price, Glencore must exercise the warrants within 30 days or the warrants will expire.

On 31 October 2008, PolyMet also announced that Stephen Rowland had joined its board of directors. Mr. Rowland has been an executive with Glencore since 1988, having begun his career in mining and metals trading with Cargill, Incorporated in Minnesota.

DFS Update

On May 20, 2008 PolyMet reported revised plans and cost estimates for construction and operating costs. The revised plans include:

- the sale of concentrate during the construction and commissioning of new metallurgical facilities resulting in a shorter pre-production construction period (under twelve months) and reduced capital costs prior to first revenues ($312 million versus $380 million) despite the inclusion of an estimated $65 million of additional measures to protect the environment;

- the new metallurgical facilities to be constructed during initial production and sales of concentrate. PolyMet anticipates that much of the additional $290 million of capital costs, including $20 million of additional environmental measures, will be funded from cash flow from initial operations;

- mine plans (based on copper at $1.25 per pound) reflect the increase in reserves and decrease in stripping ratio reported on September 26, 2007, the use of 240-ton trucks, and owner versus contract mine operations, and

- $77 million of mining equipment, which was assumed to be provided by a mining contractor in the DFS has been incorporated as an operating lease in updated operating costs.

Selected Annual Financial Information

Year Ended 31 January
thousands of U.S. dollars including notes

	2009	2008	2007
Revenue	$ —	$ —	$ —
Loss for the Year	4,536[1]	3,690[2]	17,893[3]
U.S. GAAP Loss for the Year	4,979	4,124	18,126
Loss per Share	(0.03)	(0.03)	(0.16)
U.S. GAAP Loss per Share	(0.04)	(0.03)	(0.16)
Total Assets	102,756[4]	89,199[5]	48,731
U.S. GAAP Total Assets	101,599[4]	88,485[5]	48,451
Long Term Debt [6]	24,006	10,834	11,853
US GAAP Long Term Debt [6]	24,256	10,834	11,853
Total Shareholders' Equity	71,492	69,151	29,938
U.S. GAAP Total Shareholders' Equity	70,085	68,437	29,658

(1) Includes stock based compensation of $487.
(2) Includes stock based compensation of $635.
(3) Includes stock based compensation of $4,723, pre-feasibility costs of $8,844 and $1,289 for bonus shares expensed as consulting fees and office costs and corporate wages.
(4) Increase compared to 31 January 2008 primarily due to cash proceeds from convertible debt and increases in mineral property, plant and equipment as a result of amounts capitalized in the year.
(5) Increase compared to 31 January 2007 primarily due to cash proceeds from private financing and increases in mineral property, plant and equipment as a result of amounts capitalized in the year.
(6) Debt represents the unpaid cash portion of the consideration for the Cliffs transactions in the years ended 31 January 2008, 2007 and 2006. For the year ended 31 January 2009, it also includes the fair value of the convertible debt obtained from Glencore AG, net of associated costs.

This financial information has been reported in accordance with Canadian GAAP and denominated in United States dollars, the Company's reporting currency. The only material differences between Canadian and United States GAAP for the Company relates to the fact that accretion on asset retirement obligations which is capitalized under the Canadian basis must be expensed under the U.S. basis and the fair value of the conversion feature on the convertible is recorded as shareholders' equity under the Canadian basis and as convertible debt under the U.S. basis.

Results of Operations

Comparison of the years ending 31 January 2009 and 31 January 2008

a) Loss for the Year:

During the year ended 31 January 2009, the Company incurred a loss of $4.536 million ($0.03 loss per share) compared to a loss of $3.690 million ($0.03 loss per share) in 2008. The increase in the net loss for the period was primarily attributable to:

• An other than temporary impairment loss of $1,365,000 (prior year period - $1,050,000) on an investment by the Company in the prior year;

• A decrease in interest income to $154,000 (prior year period - $1,168,000) due to lower cash balances and interest rates, and

• Foreign exchange translation losses of $156,000 (prior period – gain of $566,000) as the United States dollar strengthened against the Canadian dollar in the current period while it weakened in the prior year period.

The above was partially offset by $215,000 (prior year period - $25,000) of income from rental of property and services to third parties.

General and Administrative expense in the year ended 31 January 2009 excluding non-cash stock based compensation expenses was $2,897,000 compared with $3,764,000 for the prior year period with the decrease due to lower legal costs, lower investor relations costs and lower office and corporate wage expenses as a result of no bonuses paid out in the current year as compared with the prior year period. Stock-based compensation in the current period was $487,000 (prior year period - $635,000).

b) Cash Flows:

Cash used in operating activities in the year ended 31 January 2009 was $3.290 million compared to cash used in the prior year of $2.690 million. The variance is primarily due to the cash based operating activity differences described above and changes in working capital.

Cash provided by financing activities for the year ended 31 January 2009 was $13.336 million compared with $37.533 million in the prior year. The current year activity was primarily due to funding of convertible debt by Glencore and $1.400 million of scheduled debt repayment (prior year period - $2.000 million). Other prior year activity was primarily due to the private placement which closed in April and deferred financing costs of $293,000 relating to BNPP (current year period - $49,000). In the year ended 31 January 2009 option and warrant exercises provided cash of $452,000 (prior year - $303,000).

Cash used in investing activities for the year ended 31 January 2009 was $22.776 million compared with $23.656 million in the preceding year, with the decrease being primarily the result of the cash purchase of $2.495 million of common shares of a publicly traded Canadian mining company whose primary business is the operation of a base metal mine in the prior year period, partially offset by higher engineering, project and environmental / permitting costs in the current year period.

Total cash for the year ended 31 January 2009 decreased by $12.730 million for a balance of $7.354 million compared to the year ended 31 January 2008 when cash increased by $11.187 million to a balance of $20.084 million.

c) Capital Expenditures:

During the year ended 31 January 2009 the Company capitalized $28.048 million (2008 - $26.853 million) of costs primarily directly related to site activity, the draft EIS, permitting, accrual for Milestones 2 and 4 bonus shares and permitting as well as engineering and project planning costs. The prior year balance includes costs capitalized in the Cliffs II transaction. The Company also capitalized $49,000 (2008 - $293,000) of costs related to the agreement with BNPP to assist PolyMet in all aspects of preparation for construction finance.

Comparison of the years ending 31 January 2008 and 31 January 2007

a) Loss for the Year:

During the year ended 31 January 2008, the Company incurred a loss of $3.690 million ($0.03 loss per share) compared to a loss of $17.893 million ($0.16 loss per share) in 2007. The decrease in the net loss for the period was primarily attributable to:

•   Upon completion of the DFS in late September 2006, the Company commenced capitalizing those costs directly related to the NorthMet Project (prior to this those costs had been expensed in line with the Company's accounting policy in this area);

•   During fiscal 2008 stock-based compensation expense was $635,000 compared to $4.723 million in the prior year due to the fact that $2.422 million of stock option costs were capitalized to mineral property, plant and equipment in 2008 (prior year period - $nil) and the timing of accounting as most of the options issued in fiscal 2008 have vesting periods while almost all of those issued in fiscal 2007 vested on issuance;

•   During fiscal 2007, the Company issued $1.289 million of bonus shares for the successful completion of Milestone 3 (completion of a DFS which indicates that commercial production from the NorthMet Project is viable), and

•   Interest income in the year ended 31 January 2008 was $1.168 million compared to $428,000 in the prior year period due primarily to higher cash balances as a result of the completion of a private placement late in April 2007.

The above was partially offset by the recording of an "other than temporary impairment" loss of $1.050 million on an investment made by the Company during the year ended 31 January 2008.

General and Administrative expense in the year ended 31 January 2008, excluding non-cash stock based compensation related to incentive stock options, was $3.764 million compared with $4.251 million for the prior year. The decrease was due to the impact of the bonus shares in the prior year being greater than the increased corporate activities and higher office and corporate wage expenses in the year ended 31 January 2008 as a result of additional personnel and cash bonuses.

Foreign exchange translation gains were $566,000 for the year ended 31 January 2008 (prior year – loss of $536,000) due to the increasing strength of the Canadian dollar compared to the U.S. dollar.

b) Cash Flows:

Cash used in operating activities in the year ended 31 January 2008 was $2.690 million compared to cash used in the prior year of $12.228 million. The variance in cash related to operating activities is due to the decrease in cash related operating expenditures described above, partially offset by an increase in prepaids in the year ended 31 January 2008.

Cash provided by financing activities for the year ended 31 January 2008 was $37.533 million compared with $13.625 million in the prior year. The year ended 31 January 2008 activity was primarily due to the private placement which closed in April 2007, $2.000 million of scheduled repayment of debt (prior year period - $1.250 million) and deferred financing costs of $293,000 relating to BNPP (prior year period - $200,000). In the year ended 31 January 2007 option and warrant exercises provided cash of $15.075 million (year ended 31 January 2008 - $303,000).

Cash used in investing activities for the year ended 31 January 2008 was $23.656 million compared with $4.171 million in the preceding year, with the increase being the result of capitalization of site related costs for the full year, compared to only four months in the prior year, and the purchase of $2.495 million of common shares of a publicly traded Canadian mining company whose primary business is the operation of a recommissioned base metal mine.

Total cash for the year ended 31 January 2008 increased by $11.187 million for a balance of $20.084 million compared to the year ended 31 January 2007 where cash decreased by $2.774 million to a balance of $8.897 million.

c) Capital Expenditures:

During the year ended 31 January 2008 the Company capitalized $26.853 million (2007 - $23.919 million) of costs primarily directly related to site activity, the draft EIS, permitting after the completion of the DFS and the purchase of equipment including a used drill. The prior year balance includes costs capitalized in the Cliffs II transaction. The Company also capitalized $293,000 (2007 - $1.397 million) of costs related to the agreement with BNPP to assist PolyMet in all aspects of preparation for construction finance.

Summary of Quarterly Results
All figures in Thousands of U.S. dollars except Loss per share

Three Months Ended	Jan. 31 2009	Oct. 31 2008	July 31 2008	Apr. 30 2008	Jan.31 2008	Oct.31 2007	July 31 2007	Apr. 30 2007
Total Revenues	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
General and Administrative	(779)	(784)	(906)	(915)	(1,111)	(985)	(1,008)	(1,295)
Other Income (Expenses)	(7)	(437)	(649)	(59)	(798)	611	498	398
Net Loss	(786)	(1,221)	(1,555)	(974)	(1,909)	(374)	(510)	(897)
Loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)	(0.01)

Significant items to report for the quarterly results are as follows:

Investment losses of $93,000, $369,000, $724,000, $179,000 and $1,050,000 were recorded in the quarters ended 31 January 2009, 31 October 2008, 31 July 2008, 30 April 2008 and 31 January 2008, respectively. There were no investment losses recorded in the other quarters.

The net loss included stock based compensation expense for the quarters ended:

1. 31 January 2009 - $73,000
2. 31 October 2008 - $80,000
3. 31 July 2008 - $172,000
4. 30 April 2008 - $162,000
5. 31 January 2008 - $39,000
6. 31 October 2007 - $80,000
7. 31 July 2007 - $125,000
8. 30 April 2007 - $391,000

Financing Activities

On October 31, 2008, the Company entered into a financing with Glencore for an aggregate of US$50 million floating rate secured debentures due on September 30, 2011 are to be issued by PolyMet US and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet's option, for payments on or before September 30, 2009, and at Glencore's option thereafter. The Debentures are secured by the assets of PolyMet and PolyMet US, including PolyMet's 100% shareholding in PolyMet US.

The Debentures are exchangeable into common shares of PolyMet at Glencore's option at US$4.00 per share. The Issuer can, at its option, prepay the Debentures if PolyMet's shares trade at a 20-day volume weighted average price equal to or exceeding US$6.00, at which time, and at Glencore's option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment. Repayment between October 1, 2009 and September 30, 2010 would be at 105% of the then outstanding principal of the Debentures, repayment between October 1, 2010 and September 30, 2011 would be at 102.5% of the outstanding principal.

US$7.5 million of the Debentures were issued on 31 October 2008 and another US$7.5 million were issued on December 22, 2008. US$10 million of the Debentures will be issued in two tranches subject to expenditures being in material compliance with budget, other customary conditions and agreement between Glencore and Cliffs on terms and conditions whereby Cliffs will provide its consent to Glencore as mortgagee of the Erie Plant.

The final US$25 million of the Debentures are to be issued upon publication of the Final EIS in the State of Minnesota's Environmental Quality Board Monitor, receipt by the Company of a bona fide term sheet for construction financing and are subject to expenditures being in material compliance with budget and other customary conditions.

On 31 October 2008, PolyMet issued to Glencore warrants to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet Project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The warrants expire on September 30, 2011. If the volume-weighted 20-day average price of PolyMet's common shares trade at a 50% premium to the then applicable exercise price, Glencore must exercise the warrants within 30 days or the warrants will expire.

During the year ended 31 January 2009 the Company issued 312,800 shares (prior year period – 462,200) upon exercise of options for proceeds of $452,000 (prior year period - $303,000).

During the year ended 31 January 2008 the Company issued 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant was exercisable into a common share at a price of US$4.00 at any time until 13 October 2008 (see amendment below), subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company paid finders' fees totaling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above. During the period the Company also issued 462,200 shares upon exercise of options for proceeds of $303,000.

During the year ended 31 January 2007 the Company issued:

(i) 14,662,703 shares upon the exercise of warrants for proceeds of $14.310 million;

(ii) 2,193,000 shares upon the exercise of options for proceeds of $765,000, and

(iii) 2,350,000 shares under the Company's Bonus Share Plan for deemed proceeds of $1,289,000.

On 10 October 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

• 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state's Environmental Quality Board Monitor and October 13, 2009, and

• 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet's volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

Liquidity And Capital Resources

As at 31 January 2009 the Company had working capital of $3.582 million compared with $16.558 million at 31 January 2008 consisting primarily of cash of $7.354 million (31 January 2008 - $20.084 million), prepaids of $470,000 (31 January 2008 - $793,000) investments of $57,000 (31 January 2008 - $1,445,000) accounts payable and accrued liabilities of $2.797 million (31 January 2008 - $4.266 million) and the current portion of the notes to Cliffs of $1.250 million (31 January 2008 - $1.401 million). The Company expects to pay the remaining balance of $10.063 million (31 January 2008 - $10.834 million) long term notes to Cliffs and the convertible debt principal balance of $15 million from working capital, additional financing and funds from operations once commercial production has commenced. The Company's cash is primarily held in deposits and bearer deposits of a major Canadian bank and does not include any exposure to asset-backed commercial paper.

The following table lists as of 31 January 2009 information with respect to the Company's known contractual obligations:

| | | | Payments due by period | | |
Contractual Obligations	Total	Less Than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Accounts payable and accrued liabilities	$2,797,000	$2,797,000	$ —	$ —	$ —
Long-term debt obligations	31,790,000	1,948,000	24,157,000	2,619,000	3,066,000
Asset retirement obligation	23,556,000	337,000	927,000	1,192,000	21,100,000
Total	$58,143,000	$5,082,000	$25,084,000	$3,811,000	$24,166,000

Long-term debt obligations (including the current portion) are comprised of long-term and convertible debt balances, are set out in this table on an undiscounted basis and include anticipated interest. Asset retirement obligation represents the undiscounted obligation at 31 January 2009.

As at 31 January 2009 the Company, in addition to its obligation to Cliffs and Glencore as described herein, has obligations to issue shares under the Company's Bonus Share Plan. The Company has received shareholder approval for the Bonus Shares of Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought in 2009. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3. The bonus shares allocated for Milestones 1 through 3 are valued using the Company's closing trading price on 28 May 2004 of CDN$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders. The bonus shares allocated for Milestone 4 are valued using the Company's closing trading price on 17 June 2008 of US$3.80 per share, the date of the approval of the bonus plan by the disinterested shareholders. The Company also has outstanding firm commitments of $1,000,000.

The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of operations. Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due.

The Company has taken steps to fund its operations through the issuance of equity and debt. It plans to meet its financial obligations to the point at which all regulatory approvals for its NorthMet project have been obtained and which will allow the Company to raise capital to construct its mine and commence commercial production. Management believes that the negotiation of a convertible debenture for $50 million in 2008 will be sufficient to meet its obligations until it is able to raise capital to construct its mine. Two tranches of the convertible debenture amounting to $15 million were advanced to the Company by January 31, 2009. Further advances require the Company to achieve certain milestones and conditions. One of these conditions is for the Company to obtain the consent of Cliffs to allow the debenture holder to obtain a mortgage over certain of the Company's assets. In the event that the milestones and conditions laid out in the convertible debenture are not met or their achievement is delayed the Company may be forced to curtail or delay expenditures, sell assets or seek additional financing sources. All of these circumstances may delay the progress of or affect the ultimate success of the Company's plans.

Management of the Company has developed plans which, in the event of delays of the achievement of milestones under the convertible debenture, involve the curtailment or postponement of certain activities, the sale of assets and the provision of additional sources of finance. However, there is no assurance that management will be successful in achieving any or all of the opportunities it has identified or obtain sufficient liquidity to execute its business plans.

Should the Company wish to continue to further advance the NorthMet Project to commercial production PolyMet will require additional funds. As the Company has no operating revenues, the only source of liquidity consists primarily of cash from proceeds of project debt, other debt and equity financing.

Shareholder Rights Plan

Effective 25 May 2007, the Company adopted an updated Shareholder Rights Plan ("Rights Plan"), which was approved by the Company's shareholders' on 27 June 2007 and modified by the Company's shareholders on 17 June 2008. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on 4 December 2003. All common shares subsequently issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the "Exercise Price"). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

All figures in Thousands of U.S. Dollars		2009		2008		2007
Consulting fees paid to David Dreisinger, a Director of the Company	$	56	$	63	$	62
Consulting fees paid to James Swearingen, a Director of the Company		—		55		60
Management fees paid to Group 4 Ventures, an affiliate controlled by the Executive Chairman of the Company		—		81		180
Rent and office charges paid to Baja Mining Corp., a company of which the Executive Chairman was a director		5		25		62
	$	61	$	224	$	364

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the year ended 31 January 2009, the Company paid $56,000 (2008 - $63,000 and 2007 - $62,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger has conducted in-person and telephonic meetings with Mr. William Murray, the Company's Executive Chairman and formally its President and Chief Executive Officer, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past five years.

During the year ended 31 January 2009, the Company paid $nil (2008 - $55,000 and 2007 - $59,600) to Mr. Swearingen for consulting fees primarily in connection with activities related to our agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of $5,000. Mr. Swearingen spent a significant amount of time in our Hoyt Lakes office reporting to both Mr. Murray and Mr. Warren Hudelson, our senior officer at that site, on a regular basis until Mr. Joseph Scipioni joined the Company. He then reported to Mr. Scipioni, who at the time, was PolyMet's General Manager and Chief Operating Officer.

The agreements with Dr. Dreisinger and Mr. Swearingen were entered into at a time when the Company's current business plans were being formulated and were month to month and oral in nature. Each agreement was approved by Mr. William Murray. They were discussed with the Company's board of directors who did not consider that formal approval and written contracts were necessary at that time.

The Company believes that both of these contracts were at terms as least as good as could be obtained from third parties. The agreement with Mr. Swearingen was terminated effective January 1, 2008.

During the year ended 31 January 2009, the Company paid $nil (2008 - $81,000 and 2007 - $180,000) to Group 4 Ventures ("Group 4") for the provision of consulting services of Mr. Murray, at a fixed monthly rate in accordance with a written contract. These amounts were in addition to the salary paid to him during the year ended 31 January 2008 of $172,000 (2007 - $53,000). Effective 1 July 2007, Mr. Murray's employment agreement was adjusted to include, as salary, the amounts formerly paid to Group 4 Ventures as consulting fees and the contract with Group 4 was terminated.

During the year ended 31 January 2009, the Company paid $5,000 (2008 - $25,000 and 2007 - $62,000) to Baja Mining Corp. ("Baja") primarily for rent and office costs, including health insurance plan costs. The agreement between Baja and the Company was oral in nature. Mr. Murray ceased being a Director of Baja in June 2008. Effective 1 February, 2007, the Company occupied its own premises and ceased paying rent to Baja. Effective 1 September, 2008, the Company ceased paying the remaining costs to Baja.

The Company believes that the contracts with Group 4 and Baja were at terms that were fair to the parties involved.

Proposed Transactions

There are no transactions that will materially affect the performance of the Company.

Subsequent Events

Subsequent to year end, on February 17, 2009, the Company granted 1,410,000 options to directors, officers and employees with an average exercise price of USD$0.82 per option.

Subsequent to year end, the Company entered into an additional commitment related to the environmental review process for $590,000.

Changes in Accounting Policies Including Initial Adoption

The Company has adopted the following CICA standards effective for the Company commencing February 1, 2008:

a) Section 3031 – Inventories. This section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

b) Sections 3862 & 3863 – Financial Instruments – Disclosures and Presentation. These new standards replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements and carrying forward unchanged the presentation requirements. Section 3862 requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

(i)   Designating financial assets and liabilities as held for trading;

(ii) Designating financial assets as available for sale, and

(iii) Designating when impairment is recorded against the related financial asset or when an allowance account is used.

c) Section 1535 – Capital Disclosures. Section 1535 requires entities to provide disclosure with respect to its objectives when managing capital, externally imposed capital requirements, how it manages capital and its investment policy.

d) The adoption of Sections 1535, 3031, 3862 and 3863 did not have any impact on the opening equity and deficit of the Company.

New Accounting Pronouncements

On February 1, 2009, the Company adopted CICA Section 3064, Goodwill and Intangible Assets. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and other intangible assets. The adoption of this standard is expected to result in the Company ceasing to capitalize to mineral property, on a retrospective basis, accretion related to asset retirement obligations in its consolidated financial statements.

In January 2009, the CICA issued Section 1582 "Business Combinations" to replace Section 1581. Prospective application of the standard is effective January 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with International Financial Reporting Standards ("IFRS"). The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 "Consolidated Financial Statements" and Section 1602 "Non-Controlling Interests" which replace Section 1600 "Consolidated Financial Statements. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. These standards are effective January 1, 2011, unless they are early adopted at the same time as Section 1582 "Business Combinations".

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 31 January 2011.

In preparation for the changeover from GAAP to IFRS, the Company commenced the planning process during the second quarter of fiscal 2009. Specific initiatives are underway and others have been planned for transitioning from GAAP to IFRS. Current status of the project is as follows:

Resources

- Management has retained the service of a major public accounting firm to provide advisory technical assistance for the project, and

- The Company will continue to invest in training and resources to ensure a timely and effective conversion.

Process

- A diagnostic assessment of the key impact areas was completed;

- A detailed assessment of accounting and measurement differences between IFRS and Canadian GAAP on current accounting policies, as well as new policies anticipated to be implemented as we transition to a producer is currently underway;

- Initial findings and observations for the work completed to date will serve as an input in establishing the key parameters to develop solutions during the design phase of the project;

- An initial assessment of exemptions available under IFRS 1, "First-time Adoption of IFRS" is underway;

- The Company's audit committee is monitoring progress and is kept informed of issues identified, and

- The Company's external auditor is advised of the progress status and issues identified.

Management anticipates that there will be changes in accounting policies and these changes may materially impact our financial statements.

Other MD&A Requirements

Outstanding Share Data

Authorized Capital: Unlimited common shares without par value.

Issued and outstanding: As at 27 April 2009, 137,778,875 common shares were issued and outstanding.

Outstanding options, warrants and convertible securities as at 27 April 2009:

Type of Security	Number	Exercise Price (US$)	Expiry Date
Common share warrants	4,010,000	3.00	13 October 2009 (Note1)
Common share warrants	4,010,000	(Note 1)	August 31, 2011
Stock options	825,000	0.55	05 July 2009
Stock options	50,000	0.65	18 October 2009
Stock options	85,000	0.54	30 March 2010
Stock options	350,000	0.70	1 May 2010
Stock options	40,000	0.78	15 June 2010
Stock options	1,540,000	1.12	19 September 2010
Stock options	200,000	0.99	24 October 2010
Common share warrants	1,100,000	4.00	30 October 2010
Stock options	200,000	0.95	5 December 2010
Stock options	2,900,000	2.28	20 March 2011
Stock options	325,000	2.45	19 June 2011
Stock options	300,000	3.16	1 September 2011
Stock options	75,000	2.90	22 September 2011
Common share warrants	6,250,000	(Note 2)	30 September 2011
Stock options	525,000	2.73	5 January 2012
Stock options	1,250,000	2.99	13 February 2012
Stock options	400,000	2.88	8 March 2012
Stock options	250,000	2.92	12 March 2012
Stock options	50,000	2.89	23 March 2012
Stock options	360,000	3.00	4 September 2012
Stock options	205,000	3.05	12 December 2012
Stock options	70,000	3.03	11 January 2013
Stock options	100,000	2.87	31 January 2013
Stock options	500,000	2.72	15 February 2013
Stock options	100,000	3.92	2 June 2013
Stock options	175,000	3.22	30 July 2013
Stock options	915,000	0.82	30 January 2014
Stock options	1,410,000	0.82	17 February 2014

Note 1: On 10 October 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

- 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state's Environmental Quality Board Monitor and October 13, 2009, and

- 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of

20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet's volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

Note 2: Each warrant entitles the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet's volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

Effective 25 May 2007, the Company adopted a new Omnibus Share Compensation Plan ("Stock Option Plan"), which was approved by the Company's shareholders' on 27 June 2007. The Stock Option Plan covers the Company's employees, directors, officers and consultants. The options are granted for varying terms ranging from two to five years. The maximum number of common shares under the stock option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 5,940,000 common shares are reserved for issuance as awards other than options.

Risks and Uncertainties

An investment in the Company's common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and other information filed with the Canadian and United States securities regulators before investing in the Company's common shares. The risks described below are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company's business. If any of the following risks occur, the Company's business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

Risks Relating to PolyMet's Business

The Company's metals exploration and development efforts are highly speculative in nature and may be unsuccessful.

As a development stage company, PolyMet's work is speculative and involves unique and greater risks than are generally associated with other businesses.

The development of mineral deposits involves uncertainties, which careful evaluation, experience, and knowledge cannot eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. It is impossible to ensure that the current development program the Company has planned will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

PolyMet is subject to all of the risks inherent in the mining industry, including, without limitation, the following:

• Success in discovering and developing commercially viable quantities of minerals is the result of a number of factors, including the quality of management, the interpretation of geological data, the level of geological and technical expertise and the quality of land available for exploration;

• Exploration for minerals is highly speculative and involves substantial risks, even when conducted on properties known to contain significant quantities of mineralization, and most exploration projects do not result in the discovery of commercially mineable deposits of ore;

- Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air and water quality standards, pollution and other environmental protection controls, all of which are subject to change and are becoming more stringent and costly to comply with;

- A large number of factors beyond the Company's control, including fluctuations in metal prices and production costs, inflation, the proximity and liquidity of precious metals and energy fuels markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection, and other economic conditions, will affect the economic feasibility of mining;

- Substantial expenditures are required to construct mining and processing facilities;

- Title to mining properties may be subject to other claims, and

- In the development stage of a mining operation, PolyMet's mining activities could be subject to substantial operating risks and hazards, including metal bullion losses, environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave-ins, pit-wall failures, flooding, rock falls, periodic interruptions due to inclement weather conditions or other unfavorable operating conditions and other acts of God. Some of these risks and hazards are not insurable or may be subject to exclusion or limitation in any coverage which the Company obtains or may not be insured due to economic considerations.

PolyMet has no production history and the Company does not know if it will generate revenues in the future.

While PolyMet was incorporated in 1981, it has no history of producing minerals. The Company has not developed or operated any mines, and has no operating history upon which an evaluation of its future success or failure can be made. PolyMet currently has no mining operations of any kind. The Company's ability to achieve and maintain profitable mining operations is dependent upon a number of factors, including its ability to either attract a partner to operate, or to successfully build and operate mines, processing plants and related infrastructure itself.

The Company is subject to all the risks associated with establishing new mining. It may not successfully establish mining operations or profitably produce metals at any of PolyMet's properties. As such, PolyMet does not know if it will ever generate revenues.

PolyMet has a history of losses which it expects to continue into the future.

As a development stage company with no holdings in any producing mines, PolyMet continues to incur losses and expects to incur losses in the future. As of 31 January 2009, the Company had an accumulated deficit of $60,825,000. The Company may not be able to achieve or sustain profitability in the future. If it does not begin to generate revenues or find alternate sources of capital, the Company may either have to suspend or cease operations.

PolyMet may not be able to raise the funds necessary to develop its mineral properties.

The Company will need to seek additional financing to complete its development and construction of the NorthMet Project. Sources of such external financing include future equity offerings, advance payments by potential customers to secure long-term supply concentrate or metal supply contracts, grants and low-cost debt from certain state financial institutions, and commercial debt secured by the NorthMet Project. The failure to obtain such additional financing could have a material adverse effect on the Company's results of operations and financial condition. It may not be able to secure the financing necessary to sustain exploration and development activities in the future. If the Company cannot raise the money necessary to continue to explore and develop its property, it will have to suspend or cease operations.

PolyMet's actual mineral reserves and mineral resources may not conform to its established estimates.

The figures for mineral reserves and mineral resources stated in this MD&A are estimates and no assurances can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render reserves and mineral resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for the orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

There is no assurance that any of PolyMet's mineral resources, not currently classified as mineral reserves, will ever be classified as mineral reserves under the disclosure standards of the SEC.

This MD&A discusses PolyMet's mineral resources in accordance with Canadian National Instrument 43-101. Resources are classified as "measured resources", "indicated resources" and "inferred resources" under NI 43-101. However, U.S. investors are cautioned that the SEC does not recognize these resource classifications. There is no assurance that any of PolyMet's mineral resources, not currently classified as mineral reserves, will be converted into mineral reserves under the disclosure standards of the United States Securities and Exchange Commission.

PolyMet's future activities could be subject to environmental laws and regulations which may have a materially adverse effect on its future operations.

PolyMet, like other development stage companies doing business in the United States and Canada, is subject to a variety of federal, provincial, state and local statutes, rules and regulations designed to, among other things:

- protect the environment, including the quality of the air and water in the vicinity of exploration, development, and mining operations;
- remediate the environmental impacts of those exploration, development, and mining operations;
- protect and preserve wetlands and endangered species, and
- mitigate negative impacts on certain archeological and cultural sites.

The Company is required to obtain various governmental permits to conduct exploration, development, construction and mining activities at its properties. Obtaining the necessary governmental permits is often a complex and time-consuming process involving numerous U.S. or Canadian federal, provincial, state, and local agencies. The duration and success of each permitting effort is contingent upon many variables not within the Company's control. In the context of obtaining permits or approvals, PolyMet must comply with known standards, existing laws, and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain certain permits or the adoption of more stringent permitting requirements could have a material adverse effect on the Company's business, operations, and properties and it may be unable to proceed with its exploration and development programs.

Federal legislation and implementing regulations adopted and administered by the U.S. Environmental Protection Agency, Forest Service, Bureau of Land Management, Fish and Wildlife Service, Mine Safety and Health Administration, and other federal agencies, and legislation such as the Federal Clean Water Act, Clean Air Act, National Environmental Policy Act, Endangered Species Act, and Comprehensive Environmental Response, Compensation, and Liability Act, have a direct bearing on U.S. exploration, development and mining operations. Due to the uncertainties inherent in the permitting process, the Company cannot be certain that it will be able to obtain required approvals for proposed activities at any of its properties in a timely manner, or that its proposed activities will be allowed at all.

The process of obtaining federal and local regulatory approvals is increasingly cumbersome, time-consuming, and expensive, and the cost and uncertainty associated with the permitting process could have a material adverse effect on exploring, developing or mining PolyMet's properties. Moreover, compliance with statutory environmental quality requirements described above may require significant capital outlays, significantly affect the Company's earning power, or cause material changes in its intended activities. Environmental standards imposed by federal, state, or local governments may be changed or become more stringent in the future, which could materially and adversely affect the Company's proposed activities.

Because the price of metals fluctuate, if the prices of metals in PolyMet's ore body decrease below a specified level, it may no longer be profitable to develop the NorthMet Project.

Prices of metals are determined by some of the following factors:

- expectations for inflation;

- the strength of the United States dollar;

- global and regional supply and demand, and

- political and economic conditions and production costs in major metals producing regions of the world.

The aggregate effect of these factors on metals prices is impossible for the Company to predict. In addition, the prices of metals are sometimes subject to rapid short-term and/or prolonged changes because of speculative activities. The current demand for and supply of various metals affect the prices of copper, nickel, cobalt, platinum, palladium and gold, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of these metals primarily consists of new production from mining. If the prices of copper, nickel, cobalt, platinum, palladium and gold are, for a substantial period, below PolyMet's foreseeable costs of production, the Company could cease operations.

PolyMet may not have adequate, if any, insurance coverage for some business risks that could lead to economically harmful consequences to the Company.

The Company's businesses are generally subject to a number of risks and hazards, including:

- industrial accidents;

- railroad accidents;

- labor disputes;

- environmental hazards;

- electricity stoppages;

- equipment failure, and

- severe weather and other natural phenomena.

These occurrences could result in damage to, or destruction of, mineral properties, production facilities, transportation facilities, or equipment. They could also result in personal injury or death, environmental damage, waste of resources or intermediate products, delays or interruption in mining, production or transportation activities, monetary losses and possible legal liability. The insurance the Company maintains against risks that are typical in its business may not provide adequate coverage. Insurance against some risks (including liabilities for environmental pollution or certain hazards or interruption of certain business activities) may not be available at a reasonable cost or at all. As a result, accidents or other negative developments involving the Company's mining, production or transportation facilities could have a material adverse effect on its operations.

The mining industry is an intensely competitive industry.

PolyMet faces intense competition from other mining and producing companies. In recent years, the mining industry has experienced significant consolidation among some of the Company's competitors, as a result these companies may be more diversified than PolyMet. The Company cannot assure you that the result of current or further consolidation in the industry will not adversely affect it.

In addition, because mines have limited lives the Company must periodically seek to replace and expand its reserves by acquiring new properties. Significant competition exists to acquire properties producing or capable of producing copper, nickel and other metals.

PolyMet is dependent on its key personnel.

The Company's success depends on key members of management. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. PolyMet's ability to manage its exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and it cannot be certain that it will be able to attract and retain such personnel.

PolyMet may experience delays, higher than expected costs, difficulties in obtaining environmental permits and other obstacles when implementing its capital expenditure projects.

The Company is investing heavily in various facets of its NorthMet Project. The project is subject to a number of risks that may make it less successful than anticipated, including:

• it may encounter delays or higher than expected costs in obtaining the necessary equipment or services to build and operate the project, and

• adverse mining conditions may delay and hamper its ability to produce the expected quantities of minerals.

If the Company is unable to successfully manage these risks, its growth prospects and profitability may suffer.

PolyMet may be subject to risks relating to the global economy.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions could impede our access to capital or increase the cost of capital. In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to, among other things, deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions worsened in 2008 and are continuing in 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining capital and financing for its operations. PolyMet's access to additional capital may not be available on terms acceptable to it or at all.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact PolyMet's ability to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, PolyMet's operations could be adversely affected and the trading price of its shares could be adversely affected. As a result of current global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, PolyMet is subject to the risk of loss of its deposits with financial institutions that hold its cash.

Risks Related to the Ownership of PolyMet's Stock

PolyMet may experience volatility in its stock price.

The Company's common shares are listed for trading on the Toronto Stock Exchange and on the New York Stock Exchange Amex. Its shareholders may be unable to sell significant quantities of the common shares into the public trading markets without a significant reduction in the price of the shares, if at all. The market price of its common shares may be affected significantly by factors such as changes in the Company's operating results, the availability of funds, fluctuations in the price of metals, the interest of investors, traders and others in development stage public companies such as PolyMet and general market conditions. In recent years the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization development companies similar to PolyMet, have experienced wide fluctuations, which have not necessarily been related to the operating performances, underlying asset values, or the future prospects of such companies. There can be no assurance that future fluctuations in the price of PolyMet's shares will not occur.

A large number of shares will be eligible for future sale and may depress PolyMet's stock price.

The Company's shares that are eligible for future sale may have an adverse effect on the price of its stock. As of 31 January 2009 there were 137,303,875 of PolyMet's common shares outstanding. The average trading volume for the three months prior to 31 January 2009 was approximately 102,000 shares per day on the Toronto Stock Exchange and 297,000 shares per day on the New York Stock Exchange Amex. Sales of substantial amounts of the Company's common shares, or a perception that such sales could occur, and the existence of options or warrants to purchase common shares at prices that may be below the then current market price of PolyMet's common shares, could adversely affect the market price of PolyMet's common shares and could impair the Company's ability to raise capital through the sale of its equity securities.

Your ownership interest, voting power and the market price of PolyMet's common stock may decrease because the Company has issued, and may continue to issue, a substantial number of securities convertible or exercisable into its common stock.

The Company has issued common shares and options, and warrants to purchase its common shares to satisfy its obligations and fund its operations. In the future, because it currently does not have a source of revenue, the Company will likely issue additional common shares, options, warrants, preferred stock or other securities exercisable for or convertible into PolyMet's common shares to raise money for its continued operations or as non-cash incentives to its own and its subsidiaries' directors, officers, insiders, and key employees. If additional sales of equity occur, your ownership interest and voting power in PolyMet will be diluted and the market price of the Company's common shares may decrease.

Under PolyMet's 2007 Omnibus Share Compensation Plan (the "Plan") which was adopted on 25 May 2007, approved by the Company's shareholders on 27 June 2007, options may be granted equal in number the greater of (i) 10% of the Company's issued and outstanding common shares and (ii)18,592,888 common shares, representing 13.62% of the Company's outstanding common shares at the time of the approval of the Plan, of which 5,940,000 common shares are reserved for issuance as awards other than options. As of 31 January 2009 options were issued or could be issued to purchase up to 13,730,387 shares. Under the PolyMet's bonus share incentive plan (the "Bonus Plan") for its directors and key employees approved by the disinterested shareholders at the Company's shareholders' meeting held on 28 May 2004 PolyMet may issue an additional 4,940,000 shares upon achieving certain milestones.

Upon any issuances or exercise of options issued, the ownership interests and voting power of existing shareholders may be further diluted.

PolyMet has a Shareholders Rights Plan Agreement and certain employment and management contracts that contain provisions designed to discourage a change of control.

Effective 25 May 2007, the Company adopted an updated Shareholder Rights Plan ("Rights Plan"), which was approved by the Company's shareholders' on 27 June 2007 and modified by the Company's shareholders on 17 June 2008. The Rights Plan and certain employment and management agreements contain provisions that could discourage an acquisition or change of control without PolyMet's board of directors' approval. Under the Shareholders Rights Plan, if a shareholder individually or in concert with other shareholders acquires 20% or more of the Company's common shares outstanding without complying with the Shareholder Rights Plan or without the approval of its Board of Directors, all holders of record will have a right to one common share for each share owned. Each right entitles the holder to a certain number of shares, as calculated under the Rights Plan. PolyMet has also entered into agreements with certain key employees and officers that contain severance provisions in the event of a take-over bid. The Rights Plan and the preceding agreements may make it more difficult for a third party to acquire control of the Company, even if such a change of control is more beneficial to shareholders.

Because PolyMet believes that it will be classified as a passive foreign investment company (a PFIC), U.S. holders of the Company's common stock may be subject to United States federal income tax consequences that are worse than those that would apply if it was not a PFIC.

Because PolyMet believes that it will be classified as a passive foreign investment company (a PFIC), U.S. holders of the Company's common stock may be subject to United States federal income tax consequences that are worse than those that would apply if it was not a PFIC, such as ordinary income treatment plus a charge in lieu of interest upon a sale or disposition of shares of the Company's common stock even if the shares were held as a capital asset. See "Certain United States Federal Income Tax Consequences" in PolyMet's Form 20-F / Annual Information Form on file with the SEC and Canadian securities authorities.

Conflicts of Interest

Certain directors, officers or promoters of the Company are directors, officers, significant shareholders or promoters of other publicly listed companies. As a result, potential conflicts of interest may arise with respect to the exercise by such persons of their respective duties for the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In the appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Absence of Dividends

The Company has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future. There can be no assurance that the Company's board of directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on the Company's Common Shares in the foreseeable future, if at all.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, Canadian Securities Administrators, the New York Stock Exchange Amex and the TSX. The Company expects these rules and regulations to significantly increase its legal and financial compliance costs and to make some activities more time consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these new regulations, including Sarbanes-Oxley Section 404 and Canadian National Instrument 52-109. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company's operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company's internal controls over financial reporting or the Company's independent auditors providing an adverse opinion regarding management's assessment. Any such result could cause investors to lose confidence in the Company's reported financial information, which could have a material adverse effect on the Company's stock price. The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or Multilateral Instrument 52-109 could be impaired, which could cause the Company's stock price to decrease.

Critical Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada that require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements. Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, expected economic lives of plant and equipment, anticipated costs of asset retirement obligations including the reclamation of mine site, valuation of options and share purchase warrants, and the assessment of impairment in value of long lived assets.

Mineral Property, Plant and Equipment

Mineral property costs, aside from mineral property acquisition costs, incurred prior to determination of the DFS are expensed as incurred and expenditures incurred subsequent to the DFS and mineral property acquisition costs are deferred or capitalized until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash and fair market value of common shares.

As a result of the DFS on the NorthMet Project, the Project entered the development stage effective 1 October 2006. The Company has deferred mineral property development expenditures related to the NorthMet Project from that date.

Plant and equipment are recorded at cost and depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate. Mineral property, plant and equipment related to the NorthMet Project will begin to be amortized at the time the project commences operations.

The Company performs impairment tests on its mineral property, plant and equipment when events or changes in circumstances indicated that the carrying values of assets may not be recoverable. These tests require the comparison of the undiscounted future cash flows derived from these assets with the carrying value of the assets. If a shortfall exists, the assets are written down to fair value, determined primarily using discounted cash flow models.

Stock Based Compensation and Share Purchase Warrants

All stock-based awards made to directors, employees and non-employees are measured and recognized using a fair value based method. For directors and employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property plant and equipment, with the offsetting credit to contributed surplus, on a graded method over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

The Company issues share purchase warrants in connection with certain equity transactions. The fair value of the warrants, as determined using the Black-Scholes option pricing model, is credited to contributed surplus. The recorded value of share purchase warrants is transferred to share capital upon exercise.

Asset Retirement Obligations

The Company follows CICA Handbook Section 3110, Asset Retirement Obligations ("CICA 3110") which requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the year in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting year-end. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates.

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

Financial Instruments

Section 3855 of the CICA Handbook requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. All financial assets and liabilities have been classified as either held-to-maturity, available-for-sale, held for trading or loans and receivables effective 1 February 2007. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

Disclosure Controls and Procedures

Management of the Company conducted an evaluation of the disclosure controls and procedures as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators. They concluded that at 31 January 2009 the Company's disclosure controls and procedures were effective in providing reasonable assurance that material information regarding this annual report and other disclosures was made known to them on a timely basis. In reaching this conclusion, the Company recognizes two factors that must be and are present:

a) the Company is dependent upon its advisors and consultants (primarily legal counsel) to assist in recognizing, interpreting and understanding and complying with the various securities regulations disclosure requirements, and

b) an active Board of Directors and Management with open lines of communication.

It should be noted that while the Company's Management believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objects of the control system are met.

Internal Controls over Financial Reporting

Management of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Management has assessed the effectiveness of the Company's internal control over financial reporting as at 31 January 2009. In making its assessment, management has used the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the Company's internal control over financial reporting. Based on this assessment, management has concluded that the Company had a material weakness in internal control over financial reporting.

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected.

As at 31 January 2009, effective controls were not maintained over the accounting treatment and review of one-off transactions in the financial statement close process relating to the Company's share bonus plan. This isolated control deficiency resulted in a non-cash increase in contributed surplus and mineral property of $2.0 million in the consolidated financial statements.

As a result, management concluded that the Company's internal control over financial reporting was not effective as at 31 January 2009.

Other than discussed in the previous paragraph, there have been no other changes in the Company's internal control over financial reporting during the year ended 31 January 2009 that have materially affected, or are reasonably likely to material affect, its internal control over financial reporting.

Management's Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company's assets are safeguarded and to facilitate the preparation of relevant and timely information.

Additional Information

Additional information related to the Company is available for view on SEDAR and EDGAR, respectively, at www.sedar.com and www.sec.gov, and at the Company's website www.polymetmining.com.

POLYMET MINING CORP.

(a development stage company)

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 January 2009, 2008 and 2007
US Funds

MANAGEMENT REPORT

Management's Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of PolyMet Mining Corp. (the "Company") are the responsibility of management. The Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management's best judgments.

The Company's Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002. The Audit Committee meets at least on a quarterly basis.

Management's Annual Report on Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with GAAP.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as at 31 January 2009. In making its assessment, management has used the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the Company's internal control over financial reporting. Based on this assessment, management has concluded that the Company had a material weakness in internal control over financial reporting.

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected.

As at 31 January 2009, effective controls were not maintained over the accounting treatment and review of one-off transactions in the financial statement close process relating to the Company's share bonus plan. This isolated control deficiency resulted in a non-cash increase in contributed surplus and mineral property of $2.0 million in the consolidated financial statements.

As a result, management concluded that the Company's internal control over financial reporting was not effective as at 31 January 2009.

The effectiveness of the Company's internal control over financial reporting as at 31 January 2009 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.





Joseph Scipioni
President and Chief Executive Officer

Douglas Newby
Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Shareholders of PolyMet Mining Corp.

We have completed integrated audits of **PolyMet Mining Corp.'s** 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at January 31, 2009 and an audit of its 2007 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of **PolyMet Mining Corp.** (the "Company") as at January 31, 2009 and 2008, and the related consolidated statements of loss, other comprehensive loss and deficit, changes in shareholders' equity and cash flows for each of the years in the three year period ended January 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company's financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at January 31, 2009 and January 31, 2008 and the results of its operations and its cash flows for each of the years in the three year period ended January 31, 2009, in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited PolyMet Mining Corp.'s internal control over financial reporting as at January 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual financial statements will not be prevented or detected on a timely basis. As at January 31, 2009, a material weakness relating to the Company's share bonus plan was identified as described in the accompanying Management's Annual Report on Internal Control over Financial Reporting.

We considered this material weakness in determining the nature, timing and extent of audit tests applied in our audit of the Company's January 31, 2009 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on these consolidated financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at January 31, 2009 based on criteria established in *Internal Control — Integrated Framework* issued by the COSO.

Pricewaterhouse Coopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC, Canada
April 29, 2009

PolyMet Mining Corp.
(a development stage company)

CONSOLIDATED BALANCE SHEETS

As at January 31
All figures in Thousands of U.S. Dollars

		2009		2008
ASSETS				
Current				
Cash and equivalents	$	7,354	$	20,084
Accounts receivable and advances		69		168
Investment (Note 13)		57		1,445
Prepaid expenses		470		793
		7,950		22,490
Deferred Financing Costs (Note 14c)		1,739		1,690
Mineral Property, Plant and Equipment (Notes 3 and 4)		93,067		65,019
	$	102,756	$	89,199
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	2,797	$	4,266
Current portion of long term debt (Note 5)		1,250		1,401
Current portion of asset retirement obligation (Note 6)		321		265
		4,368		5,932
Long term				
Long term debt (Note 5)		10,063		10,834
Long term accounts payable		—		108
Convertible debt (Note 7)		13,943		-
Asset retirement obligation (Note 6)		2,890		3,174
Total Liabilities		31,264		20,048
SHAREHOLDERS' EQUITY				
Share Capital – (Note 8)		104,768		104,615
Contributed Surplus – (Note 8d)		27,549		20,825
Deficit		(60,825)		(56,289)
		71,492		69,151
Total Liabilities and Shareholders' Equity	$	102,756	$	89,199

Nature of Business and Liquidity Risk (Note 1)
Contingent Liabilities and Commitments (Notes 4 and 14)

ON BEHALF OF THE BOARD:





William Murray
Director

David Dreisinger
Director

CONSOLIDATED STATEMENTS OF LOSS, OTHER COMPREHENSIVE LOSS AND DEFICIT

For the Years Ended 31 January
All figures in Thousands of U.S. Dollars, except per share amounts

	2009	2008	2007
Pre-feasibility Costs (Note 2)	—	—	8,844
General and Administrative			
Amortization	31	56	7
Consulting fees	45	73	1,458
Investor relations and financing	169	270	218
Office and corporate wages	1,247	1,681	899
Professional fees	512	652	790
Shareholders' information	311	373	125
Stock-based compensation (Note 8c))	487	635	4,723
Transfer agent and filing fees	158	127	272
Travel	424	532	482
	3,384	4,399	8,974
Other Expenses (Income)			
Interest income, net	(154)	(1,168)	(428)
Loss (gain) on foreign exchange	156	(566)	536
Investment loss (Note 13)	1,365	1,050	—
Rental income	(215)	(25)	(33)
	1,152	(709)	75
Loss for the Year and Comprehensive Loss	4,536	3,690	17,893
Deficit Beginning of the Year	56,289	52,599	34,706
Deficit End of Year	60,825	56,289	52,599
Basic and Diluted Loss per Share	$ (0.03)	$ (0.03)	$ (0.16)
Weighted Average Number of Shares	137,187,927	133,697,572	114,754,213

PolyMet Mining Corp.
(a development stage company)

CONSOLIDATED STATEMENTS
OF CHANGES IN SHAREHOLDERS' EQUITY

All figures in Thousands of U.S. Dollars, except for Shares

	Common Shares (Note 8)					
	Authorized Shares	Shares	Amount	Contributed Surplus	Deficit	Total
Balance – 31 January 2006	Unlimited	100,173,173	46,009	8,084	(34,706)	19,387
Loss for the year	—	—	—	—	(17,893)	(17,893)
Issuance of shares for bonus (Note 14a))	—	2,350,000	1,289	—	—	1,289
Shares issued for cash:						
Exercise of warrants	—	14,662,703	17,963	(3,653)	—	14,310
Exercise of options	—	2,193,000	765	—	—	765
Shares issued for property (Note 4)	—	2,000,000	6,160	—	—	6,160
Stock-based compensation	—	—	—	4,723	—	4,723
Warrants issued for deferred financing costs	—	—	—	1,197	—	1,197
Fair value of stock options exercised	—	—	737	(737)	—	—
Balance – 31 January 2007	Unlimited	121,378,876	$ 72,923	$ 9,614	$ (52,599)	$ 29,938
Loss for the year	—	—	—	—	(3,690)	(3,690)
Shares and warrants issued:						
Exercise of options	—	462,200	303	—	—	303
Fair value of stock options exercised	—	—	212	(212)	—	—
Private placement, finders' fees and issuance costs	—	15,149,999	31,177	8,346	—	39,523
Stock-based compensation	—	—	—	3,077	—	3,077
Balance – 31 January 2008	**Unlimited**	**136,991,075**	**$ 104,615**	**$ 20,825**	**$ (56,289)**	**$ 69,151**
Loss for the year	—	—	—	—	(4,536)	(4,536)
Shares and warrants issued:						
Exercise of options	—	312,800	452	—	—	452
Fair value of stock options exercised	—	—	245	(245)	—	—
Convertible debt – conversion factor and warrants (Note 7)	—	—	—	691	—	691
Accrual of Milestones 2 and 4 Bonus Shares (Note 14)	—	—	—	3,912	—	3,912
Amendment to previously issued warrants (Note 8a))	—	—	(544)	544	—	—
Stock-based compensation	—	—	—	1,822	—	1,822
Balance – 31 January 2009	**Unlimited**	**137,303,875**	**$ 104,768**	**$ 27,549**	**$ (60,825)**	**$ 71,492**

 – SEE ACCOMPANYING NOTES –

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended 31 January *All figures in Thousands of U.S. Dollars*	**2009**	2008	2007
Operating Activities			
Loss for the year	**$ (4,536)**	$ (3,690)	$ (17,893)
Items not involving cash			
Consulting fees and Office and Corporate wages (Note 14a))	**—**	—	1,289
Amortization	**31**	56	7
Investment loss (Note 13)	**1,365**	1,050	-
Stock-based compensation	**487**	635	4,723
Changes in non-cash working capital items			
Accounts receivable and advances	**99**	(107)	(20)
Prepaid expenses	**323**	(583)	(135)
Accounts payable and accrued liabilities	**(1,059)**	(51)	(199)
Net cash used in operating activities	**(3,290)**	(2,690)	(12,228)
Financing Activities			
Share capital - for cash	**452**	39,826	15,075
Long-term debt repayment	**(1,400)**	(2,000)	(1,250)
Convertible debt	**14,333**	-	-
Deferred financing costs	**(49)**	(293)	(200)
Net cash provided by financing activities	**13,336**	37,533	13,625
Investing Activities			
Purchase of investment	**—**	(2,495)	—
Purchase of mineral property, plant and equipment	**(22,776)**	(21,161)	(4,171)
Net cash used in investing activities	**(22,776)**	(23,656)	(4,171)
Net Increase (Decrease) in Cash and Cash Equivalents Position	**(12,730)**	11,187	(2,774)
Cash and Cash Equivalents Position – Beginning of Year	**20,084**	8,897	11,671
Cash and Cash Equivalents Position – End of Year	**$ 7,354**	$ 20,084	$ 8,897

– SEE ACCOMPANYING NOTES –

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1. Nature of Business and Liquidity Risk

PolyMet Mining Corp. (the "Company") was incorporated in British Columbia, Canada on 4 March 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on 10 June 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company's primary mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company's investment in the NorthMet Project and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

On 25 September 2006, the Company received the results of a Definitive Feasibility Study ("DFS") prepared by Bateman Engineering (Pty) Ltd. ("Bateman") that confirms the economic and technical viability of the NorthMet Project and, as such, the Project has moved from the exploration stage to the development stage.

Liquidity Risk

The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of operations. Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due.

The Company has taken steps to fund its operations through the issuance of equity and debt. It plans to meet its financial obligations to the point at which all regulatory approvals for its NorthMet project have been obtained and which will allow the Company to raise capital to construct its mine and commence commercial production. Management believes that the negotiation of a convertible debenture for $50 million in 2008 will be sufficient to meet its obligations until it is able to raise capital to construct its mine. Two tranches of the convertible debenture (Note 7) amounting to $15 million were advanced to the Company by January 31, 2009. Further advances require the Company to achieve certain milestones and conditions. One of these conditions is for the Company to obtain the consent of Cliffs Natural Resources Inc. ("Cliffs") to allow the debenture holder to obtain a mortgage over certain of the Company's assets (Notes 4 and 5). In the event that the milestones and conditions laid out in the convertible debenture are not met or their achievement is delayed the Company may be forced to curtail or delay expenditures, sell assets or seek additional financing sources. All of these circumstances may delay the progress of or affect the ultimate success of the Company's plans.

Management of the Company has developed plans which, in the event of delays of the achievement of milestones or conditions under the convertible debenture, involve the curtailment or postponement of certain activities, the sale of assets and the provision of additional sources of finance. However, there is no assurance that management will be successful in achieving any or all of the opportunities it has identified or obtain sufficient liquidity to execute its business plans.

2. Significant Accounting Policies

The consolidated financial statements of PolyMet Mining Corp. have been prepared in accordance with accounting principles generally accepted in Canada that require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, expected economic lives of plant and equipment, anticipated costs of asset retirement obligations including the reclamation of mine site, valuation of options, convertible debt and share purchase warrants, and the assessment of impairment in value of long lived assets. Actual results could differ from these estimates. Significant differences from United States generally accepted accounting principles are disclosed in Note 16.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Poly Met Mining, Inc. Inter-company balances and transactions have been eliminated on consolidation.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less.

Mineral Property, Plant and Equipment

Mineral property

Mineral property costs, aside from mineral property acquisition costs, incurred prior to determination of the DFS are expensed as incurred and expenditures incurred subsequent to the DFS and mineral property acquisition costs are deferred or capitalized until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash, debt and fair market value of common shares.

Upon commencement of production, mineral properties and acquisition costs relating to mines are amortized over the estimated life of the proven and probable mineral reserves to which they relate, calculated on a unit of production basis.

As a result of the DFS on the NorthMet Project, the Project entered the development stage effective 1 October 2006. The Company has deferred mineral property development expenditures related to the NorthMet Project from that date.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

Plant and equipment

Plant and equipment are recorded at cost and depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate.

PolyMet Mining Corp.
(a development stage company)
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

2. Significant Accounting Policies – Continued

Depreciation of plant and equipment is provided on a straight-line basis over the estimated economic life of the assets as follows:

Leasehold improvements – Straight-line over the term of the lease

Furniture and equipment – Straight-line over 10 years

Computers – Straight-line over 5 years

Computer software – Straight-line over 1 year

Mineral property, plant and equipment related to the NorthMet Project will begin to be amortized at the time the project commences operations.

Loss Per Share

Loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Basic and diluted losses per share are the same for the periods reported, as the effect of potential issuances of shares under warrant or share option agreements would be anti-dilutive.

Foreign Currency Translation

The United States ("U.S.") dollar is the functional currency of the Company's business. Accordingly, amounts in these consolidated financial statements are expressed in U.S. dollars unless otherwise stated. The Company's non-U.S. operations are considered to be integrated with the U.S. operations and have been translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet dates and non-monetary assets and liabilities are translated at the exchange rate in effect at the times of the transactions. Revenue and expense items are translated at rates approximating the exchange rate in effect at the time of the transactions, except for amortization which is translated at historical rates. Translation gains and losses are reflected in the year.

Stock Based Compensation and Share Purchase Warrants

All stock-based awards made to directors, employees and non-employees are measured and recognized using a fair value based method. For directors and employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property plant and equipment, with the offsetting credit to contributed surplus, on a graded method over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

The Company issues share purchase warrants in connection with certain equity transactions. The fair value of the warrants, as determined using the Black-Scholes option pricing model, is credited to contributed surplus. The recorded value of share purchase warrants is transferred to share capital upon exercise.

Asset Retirement Obligations

The Company follows CICA Handbook Section 3110, Asset Retirement Obligations ("CICA 3110") which requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the year in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates.

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.

Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

Impairment of Long-Lived Assets

The Company performs impairment tests on its mineral property, plant and equipment when events or changes in circumstances indicate that the carrying values of assets may not be recoverable. These tests require the comparison of the undiscounted future cash flows derived from these assets with the carrying value of the assets. If a shortfall exists, the assets are written down to fair value, determined primarily using discounted cash flow models.

Recent Accounting Pronouncements

The Company has adopted the following CICA standards effective for the Company commencing February 1, 2008:

a) Section 3031 – Inventories. This section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

b) Sections 3862 & 3863 – Financial Instruments – Disclosures and Presentation. These new standards replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements and carrying forward unchanged the presentation requirements. Section 3862 requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

(i) Designating financial assets and liabilities as held for trading;

(ii) Designating financial assets as available for sale, and

(iii) Designating when impairment is recorded against the related financial asset or when an allowance account is used.

c) The adoption of Sections 3031, 3862 and 3863 did not have any impact on the opening equity and deficit of the Company.

PolyMet Mining Corp.
(a development stage company)
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

2. Significant Accounting Policies – Continued

In addition to above noted accounting policies, on 1 February 2008 the Company also adopted CICA Handbook Section 1535 – Capital Disclosures. The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of the NorthMet Project and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

Similar to other companies in the development stage, the Company is in discussions with certain parties to provide funding which will enable the Company to execute its business plan. With the completion of the DFS and taking into account the current permitting process the Company is in, PolyMet will require additional funds through completion of permitting and through Project construction. Funding for the Project could come from a number of sources and include internal cash flows (for the second stage of the construction), bank project financing and capital market financing. During the upcoming fiscal year, the Company's objective is to identify the source or sources from which it will obtain the capital required to complete the Project.

The Company has no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders' equity, convertible debt and long-term debt. The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to assist in management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors. The budgets are approved by the Company's Board of Directors.

Although the Company expects its current capital resources, supplemented by the financing discussed in Note 7 to these financial statements, will be sufficient to carry out its plans and operations through 31 January 2010, it does not currently have sufficient capital to meet its estimated project capital expenditure requirements and is currently in discussions to arrange sufficient capital to meet these requirements.

New Accounting Pronouncements

On February 1, 2009, the Company will be required to adopt CICA Section 3064, Goodwill and Intangible Assets. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and other intangible assets. The adoption of this standard is expected to result in the Company ceasing to capitalize to mineral property, on a retrospective basis, accretion related to asset retirement obligations in its consolidated financial statements.

In January 2009, the CICA issued Section 1582 "Business Combinations" to replace Section 1581. Prospective application of the standard is effective January 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with International Financial Reporting Standards ("IFRS"). The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 "Consolidated Financial Statements" and Section 1602 "Non-Controlling Interests" which replace Section 1600 "Consolidated Financial Statements". Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. These standards are effective January 1, 2011, unless they are early adopted at the same time as Section 1582 "Business Combinations".

3. Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

Pursuant to an agreement dated 4 January 1989, subsequently amended and assigned, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. During the year ended 31 January 2005, United States Steel Corporation assigned the lease to RGGS Land & Minerals Ltd., L.P. The current term of the renewable lease is 20 years and calls for total lease payments of $1,475,000. All lease payments have been paid to 31 January 2009.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company's recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the leases, PolyMet holds mineral rights and the right to mine. PolyMet had intended to acquire surface rights through a land exchange with the United States Forest Service, which costs have been included in the capital cost estimate of the Project. Legislation has been introduced in the United States Congress to facilitate a possible direct acquisition of surface rights.

4. Mineral Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	Net Book Value
31 January 2009			
NorthMet Project	$ 92,864	$ —	$ 92,864
Leasehold improvements	47	21	26
Computers	224	125	99
Furniture and equipment	137	59	78
	$ 93,272	$ 205	$ 93,067
31 January 2008			
NorthMet Project	$ 64,766	$ —	$ 64,766
Leasehold improvements	48	12	36
Computers	135	23	112
Furniture and equipment	136	31	105
	$ 65,085	$ 66	$ 65,019

Erie Plant, Minnesota, U.S.A.

On 15 November 2005, the Company exercised an option to acquire 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota under the Asset Purchase Agreement with Cliffs.

The consideration for the purchase was $1 million in cash, $2.4 million in notes payable and the issuance of 6,200,547 common shares (at fair market value of $7,564,000) in the capital stock of the Company. The final instalment was paid on 30 June 2008 (Note 5).

PolyMet Mining Corp.
(a development stage company)
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

4. Mineral Property, Plant and Equipment – Continued

On 20 December 2006, the Company closed a transaction (the "Asset Purchase Agreement II") in which it acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

The purchase price totalling 2 million shares and $15 million in cash and debt was in four tranches:

- 2 million shares of PolyMet, paid at closing;

- $1 million in cash, paid at closing;

- $7 million in cash, payable in quarterly instalments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of production financing. Interest is payable quarterly starting 31 December 2006 at the *Wall Street Journal* Prime Rate; and

- $7 million in cash, payable in quarterly instalments of $250,000 commencing on 31 December 2009. No interest will be payable until 31 December 2009 after which it will be payable quarterly at the *Wall Street Journal* Prime Rate, accordingly the debt has been fair valued, for balance sheet purposes, by discounting it at 8.25%.

The Company has assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases. These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the asset retirement obligation in the amount of $3,211,000 (Note 6) has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

Interest and loan accretion to 31 January 2009 in the amount of $1,957,000 (2008 - $1,227,000) has been capitalized as part of the cost of the NorthMet Project assets.

As the above assets are not in use no amortization of these assets has been recorded to 31 January 2009.

5. Long Term Debt

Pursuant to the Asset Purchase Agreements (Note 4) the Company's wholly owned subsidiary Poly Met Mining, Inc. signed three notes payable to Cliffs in the amounts of $2,400,000, $7,000,000 and $7,000,000, respectively. The first note was interest bearing at the annual simple rate of four percent (4%) and the final payment was made on June 2008. The second note is interest bearing at the *Wall Street Journal* Prime Rate and is being paid in quarterly instalments equal to $250,000 commencing 31 December 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000. The third note is interest bearing at the *Wall Street Journal* Prime Rate and shall be paid in quarterly instalments equal to $250,000 commencing on 31 December 2009 for total repayment of $7,000,000. No interest will be payable on the third note until 31 December 2009. Accordingly it has been fair valued, for balance sheet purposes, by discounting it at 8.25%. If PolyMet were to default on individual elements of the transactions with Cliffs, the assets associated with the default could revert to Cliffs' control. As at 31 January 2009 the outstanding long term debt was as follows:

	31 January 2009	31 January 2008
Notes Payable	$ **11,299**	$ 12,204
Accrued interest	**14**	31
Total debt	**11,313**	12,235
Less current portion	**(1,250)**	(1,401)
Long term debt	$ **10,063**	$ 10,834

6. Asset Retirement Obligation

As part of the consideration for the Cliffs Purchase Agreements (Note 4), the Company indemnified Cliffs for the liability for final reclamation and closure of the acquired property

Federal, state and local laws and regulations concerning environmental protection affect the Company's operations. Under current regulations, the Company is contracted to indemnify Cliff's requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company's provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company's estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at 31 January 2009 and Canadian GAAP. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies.

The Company's estimate of the fair value of the asset retirement obligation at 31 January 2009 was $3,211,000 (2008 - $3,439,000). These were based upon a 31 January 2009 undiscounted future cost of $21.5 million for the first Cliffs transaction and $2.0 million for Cliffs II, an annual inflation rate of 2.00%, and a credit-adjusted risk free interest rate of 12.00% and a mine life of 20 years and a reclamation period of 9 years. Accretion of the liability to 31 January 2009 of $1,157,000 (2008 - $714,000) until the commencement of commercial production has been capitalized to the NorthMet Project assets.

7. Convertible Debt

On October 31, 2008, the Company entered into a financing with Glencore AG ("Glencore") for an aggregate of US$50 million floating rate secured debentures due on September 30, 2011 (the "Debentures") to be issued by the Company's wholly-owned Minnesota subsidiary, Poly Met Mining, Inc. ("PolyMet US"), and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet's option, for payments on or before September 30, 2009, and at Glencore's option thereafter. At 31 January 2009, $180,000 of interest had been added to the principal amount of the debt. The Debentures are secured by all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet's 100% shareholding in PolyMet US.

The Debentures are exchangeable into common shares of PolyMet at Glencore's option at US$4.00 per share. The Issuer can, at its option, prepay the Debentures if PolyMet's shares trade at a 20-day volume weighted average price equal to or exceeding US$6.00, at which time, and at Glencore's option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment. Repayment between October 1, 2009 and September 30, 2010 would be at 105% of the then outstanding principal of the Debentures, repayment between October 1, 2010 and September 30, 2011 would be at 102.5% of the outstanding principal.

PolyMet Mining Corp.
(a development stage company)
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

7. Convertible Debt – Continued

US$7.5 million of the Debentures were issued on 31 October 2008 and an additional US$7.5 million of the Debentures were issued on 22 December 2008. US$10 million of the Debentures will be issued in two tranches subject to expenditures being in material compliance with budget, other customary conditions and agreement between Glencore and Cliffs on terms and conditions whereby Cliffs will provide its consent to Glencore as mortgagee of the Erie Plant.

The final US$25 million of the Debentures, to be used primarily for detailed engineering and procurement, are to be issued upon publication of the Final Environmental Impact Statement in the State of Minnesota's Environmental Quality Board Monitor, receipt by the Company of a bona fide term sheet for construction financing and are subject to expenditures being in material compliance with budget and other customary conditions.

On 31 October 2008, PolyMet issued to Glencore warrants to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet Project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The warrants expire on September 30, 2011. If the volume-weighted 20-day average price of PolyMet's common shares trade at a 50% premium to the then applicable exercise price, Glencore must exercise the warrants within 30 days or the warrants will expire.

The Company has accounted for the initial US$7.5 million of the Debentures and the 6.25 million common share warrants by allocating the $7.5 million between the debt, the exchangeable feature of the debt and the warrants based on their pro rata fair values. The debt has been fair valued using the difference between 9% and 12 month LIBOR at October 31, 2008 (3.2075%) plus 4%. Costs related to the financing of $636,000 have been recorded against the convertible debt.

The Company has accounted for the second US$7.5 million of the Debentures by allocating the $7.5 million between the debt and the exchangeable feature of the debt based on their pro rata fair values. The debt has been fair valued using the difference between 9% and 12 month LIBOR at October 31, 2008 (3.2075%) plus 4%. Costs related to the financing of $31,000 have been recorded against the convertible debt.

8. Share Capital

a) Share Issuances for Cash

During the year ended 31 January 2009 the company issued 312,800 shares pursuant to the exercise of stock options for total proceeds of $452,000.

During the year ended 31 January 2008 the company issued the following shares for cash:

i) On 17 April 2007, the Company closed a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant was exercisable into a common share at a price of US$4.00 at any time until 13 October 2008 (see amendment below), subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders' fees totalling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above, and

ii) 462,200 shares pursuant to the exercise of stock options for total proceeds of $303,000.

During the year ended 31 January 2007 the Company issued the following shares for cash:

i) 14,662,703 shares pursuant to the exercise of warrants at prices between Cdn$0.20 and Cdn$2.00 (US$0.09 and US$1.77) for total proceeds of $14,310,000 (Note 8e)), and

ii) 2,193,000 shares pursuant to the exercise of stock options for total proceeds of $765,000.

On 10 October 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

• 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state's Environmental Quality Board Monitor and October 13, 2009, and

• 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet's volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

The incremental $544,000 increase in the fair value of the warrants due to the warrant exchange has been debited to share capital and credited to contributed surplus.

b) Stock Options

Effective 25 May 2007, the Company adopted a new Omnibus Share Compensation Plan ("Stock Option Plan"), which was approved by the Company's shareholders' on 27 June 2007. The Stock Option Plan covers the Company's employees, directors, officers and consultants. The options are granted for varying terms ranging from two to five years. The maximum number of common shares under the stock option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 4,940,000 common shares are reserved for issuance as awards other than options (Note 14a)).

Details of stock option activity are as follows:

	31 January 2009 Options	31 January 2008 Options	31 January 2007 Options
Outstanding – Beginning of year	11,312,800	9,090,000	6,783,700
Granted	1,690,000	2,685,000	4,500,000
Cancelled / Forfeited	(75,000)	—	(700)
Exercised	(312,800)	(462,200)	(2,193,000)
Outstanding – End of year	12,615,000	11,312,800	9,090,000

PolyMet Mining Corp.
(a development stage company)
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8. Share Capital – Continued

As at 31 January 2009, the following director, officer, consultant and employee stock options were outstanding:

Expiry Date	Exercise Price (US$)	Exercise Price (CDN$)	Number of options outstanding
9 March 2009	0.33	0.40	175,000
28 April 2009	0.61	0.75	150,000
5 July 2009	0.54	0.66	825,000
18 October 2009	0.64	0.79	50,000
30 March 2010	0.53	0.65	235,000
1 May 2010	0.69	0.85	350,000
15 June 2010	0.76	0.94	40,000
19 September 2010	1.11	1.36	1,690,000
24 October 2010	0.98	1.20	200,000
5 December 2010	0.93	1.15	200,000
20 March 2011	2.24	2.76	3,100,000
19 June 2011	2.41	2.97	325,000
1 September 2011	3.11	3.82	300,000
22 September 2011	2.85	3.51	75,000
5 January 2012	2.68	3.30	525,000
13 February 2012	2.99	3.68	1,250,000
8 March 2012	2.88	3.54	400,000
12 March 2012	2.92	3.59	250,000
23 March 2012	2.89	3.56	50,000
4 September 2012	3.00	3.69	360,000
12 December 2012	3.05	3.75	205,000
11 January 2013	3.03	3.73	70,000
31 January 2013	2.87	3.53	100,000
15 February 2013	2.72	3.35	500,000
2 June 2013	3.92	4.82	100,000
30 July 2013	3.22	3.96	175,000
30 January 2014	0.82	1.01	915,000
	1.94	2.40	12,615,000

As at 31 January 2009 all options had vested and were exercisable, with the exception of 30,000 which vest incrementally until September 2009 and 1,752,500 which vest upon completion of specific targets.

Subsequent to year end, on February 17, 2009, the Company granted 1,410,000 options to directors, officers and employees with an average exercise price of USD$0.82 per option.

c) Stock-Based Compensation

During the year ended 31 January 2009, the Company granted 1,690,000 options to directors, officers, consultants and employees with an average exercise price of USD$1.81 per option. The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	1.54% to 3.23%
Expected dividend yield	Nil
Expected stock price volatility	56.52% to 83.90%
Expected option life in years	2.33

The weighted fair value of options granted during the period was US$0.79. Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options. During the year ended 31 January 2009, the Company recorded $1,822,000 for stock based compensation in its accounts as an expense of $487,000 and a debit to mineral property, plant and equipment of $1,335,000, with the offsetting entries going to contributed surplus.

During the year ended 31 January 2008, the Company granted 2,685,000 options to directors, officers, consultants and employees with an average exercise price of US$2.97 per option. These values were estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.23% to 4.35%
Expected dividend yield	Nil
Expected stock price volatility	62.47% to 65.02%
Expected option life in years	2.33

The weighted fair value of options granted was US$1.29 (Cdn$1.36). The fair value of stock-based compensation in the amount of $3,077,000 has been recorded in the accounts of the Company as an expense of $635,000 and a debit to mineral property, plant and equipment of $2,442,000 with the offsetting credit going to contributed surplus.

During the year ended 31 January 2007, the Company granted 4,500,000 options to directors, officers, consultants and employees. The fair value of stock-based compensation in the amount of $4,723,000 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.89% to 4.09%
Expected dividend yield	Nil
Expected stock price volatility	59.91% to 83.01%
Expected option life in years	2.33

d) Contributed Surplus

Contributed surplus represents accumulated stock-based compensation expense and warrants issued, reduced by the fair value of the stock options and warrants exercised.

Details are as follows:

	31 January 2009	31 January 2008
Balance – Beginning of year	$ 20,825	$ 9,614
Current year fair value of stock-based compensation	1,822	3,077
Fair value of exchangeable warrants and debt conversion (Note 7)	691	—
Fair value of warrants issued as finder's fees	—	695
Fair value of warrants issued in unit financing	—	7,651
Change in fair value of warrants amended (Note 8a))	544	—
Accrual of Bonus Shares for Milestones 2 and 4 (Note 14a))	3,912	—
Fair value of stock options exercised during the year	(245)	(212)
Balance – End of year	$ 27,549	$ 20,825

PolyMet Mining Corp.
(a development stage company)
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8. Share Capital – Continued

e) Share Purchase Warrants

Details of stock purchase warrant activity are as follows:

	31 January 2009		31 January 2008	
	Warrants	**Weighted Average Exercise Price (US$)**	Warrants	Weighted Average Exercise Price (US$)
Warrants outstanding – beginning of period	**9,120,000**	**4.00**	1,100,000	4.00
Issued (Note 8a))	**—**	**—**	8,020,000	4.00
Cancelled (Note 8a))	**(8,020,000)**	**4.00**	—	—
Issued (Note 8a))	**4,010,000**	**3.00**	—	—
Issued (Note 8a))	**4,010,000**	**5.50**	—	—
Issued (Note 7)	**6,250,000**	**5.50**	—	—
Warrants outstanding – end of period	**15,370,000**	**4.74**	9,120,000	4.00

On 17 April 2007, the Company issued 7,500,000 warrants in connection with a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each whole warrant was exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders' fees including an additional 520,000 broker warrants having the same terms as the warrants described above.

On 31 October 2006, the Company issued 600,000 warrants to BNP Paribas Loan Services as partial consideration under the agreement described in Note 14c). These warrants have an exercise price of US$4.00 per share and expire on 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest.

All of the warrants are exercisable as at 31 January 2009, except for 500,000 which vest upon delivery of a bona fide offer of project financing.

f) Shareholder Rights Plan

Effective 25 May 2007, the Company adopted an updated Shareholder Rights Plan ("Rights Plan"), which was approved by the Company's shareholders' on 27 June 2007 and modified by the Company's shareholders on 17 June 2008. All common shares issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of Cdn$50 per share, subject to adjustment (the "Exercise Price"). However, upon certain events occurring (as defined in the Rights Plan), each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time, as defined in the Rights Plan.

9. Supplemental Disclosure With Respect To Statements of Cash Flows

During the years ended 31 January 2009, 2008 and 2007 the Company entered into the following non-cash investing and financing activities:

	2009	2008	2007
Issued nil (2008 – nil; 2007 – 2,000,000) shares to Cliffs pursuant to the Company's exercise of the Cliffs Option to purchase the Cliffs Assets	$ —	$ —	$ 6,160
Issued promissory notes payable to Cliffs pursuant to the Company's exercise of the Cliffs Option to purchase the Cliffs Assets	$ —	$ —	$ 12,518
Recorded an Asset Retirement Obligation and a corresponding increase in Cliffs Assets pursuant to the Company's exercise of the Cliffs Option to purchase the Cliffs Assets	$ —	$ —	$ 911
Issued nil (2008 - 150,000; 2007– nil) shares and 520,000 broker warrants for finders' fees on private placements	$ —	$ 1,108	$ —
Changes in accounts payable and accrued liabilities related to Investing Activities	$ 1,970	$ 2,907	$ —

10. Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2009	2008	2007
Consulting fees paid to David Dreisinger, a Director of the Company	$ 56	$ 63	$ 62
Consulting fees paid to James Swearingen, a Director of the Company	—	55	60
Management fees paid to Group 4 Ventures, an affiliate controlled by the Executive Chairman of the Company	—	81	180
Rent and office charges paid to Baja Mining Corp., a company of which the Executive Chairman was a director	5	25	62
	$ 61	$ 224	$ 364

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

PolyMet Mining Corp.
(a development stage company)
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

10. Related Party Transactions – Continued

During the year ended 31 January 2009, the Company paid $56,000 (2008 - $63,000 and 2007 - $62,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger has conducted in-person and telephonic meetings with Mr. William Murray, the Company's Executive Chairman and formerly its President and Chief Executive Officer, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past five years.

During the year ended 31 January 2009, the Company paid $nil (2008 - $55,000 and 2007 - $59,600) to Mr. Swearingen for consulting fees primarily in connection with activities related to our agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of $5,000. Mr. Swearingen spent a significant amount of time in our Hoyt Lakes office reporting to both Mr. Murray and Mr. Warren Hudelson, our senior officer at that site, on a regular basis until Mr. Joe Scipioni joined the Company. He then reported to Mr. Scipioni, who at the time, was PolyMet's General Manager and Chief Operating Officer.

The agreements with Dr. Dreisinger and Mr. Swearingen were entered into at a time when the Company's current business plans were being formulated and were month to month and oral in nature. Each agreement was approved by Mr. William Murray. They were discussed with the Company's board of directors who did not consider that formal approval and written contracts were necessary at that time. The Company believes that both of these contracts were at terms at least as good as could be obtained from third parties. The agreement with Mr. Swearingen was terminated effective January 1, 2008.

During the year ended 31 January 2009, the Company paid $nil (2008 - $81,000 and 2007 - $180,000) to Group 4 Ventures ("Group 4") for the provision of consulting services of Mr. Murray, at a fixed monthly rate in accordance with a written contract. These amounts were in addition to the salary paid to him during the year ended 31 January 2008 of $172,000 (2007 - $53,000). Effective 1 July 2007, Mr. Murray's employment agreement was adjusted to include, as salary, the amounts formerly paid to Group 4 Ventures as consulting fees and the contract with Group 4 was terminated.

During the year ended 31 January 2009, the Company paid $5,000 (2008 - $25,000 and 2007 - $62,000) to Baja Mining Corp. ("Baja") primarily for rent and office costs, including health insurance plan costs. The agreement between Baja and the Company was oral in nature. Mr. Murray ceased being a Director of Baja in June 2008. Effective 1 February, 2007, the Company occupied its own premises and ceased paying rent to Baja. Effective 1 September, 2008, the Company ceased paying the remaining costs to Baja.

The Company believes that the contracts with Group 4 and Baja were at terms that were fair to the parties involved.

11. Income Taxes

The Company's provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the net loss as a result of the following:

	2009	2008
Provision for recovery of taxes at statutory rates	$ (1,361)	$ (2,960)
Tax benefit not recognized on current year losses	2,751	1,770
Differences in foreign tax rates	(9)	19
Non-deductible items and other	(1,381)	1,171
	$ —	$ —

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future tax assets as at 31 January 2009 are as follows:

	2009	2008
Non-capital loss carry forwards	$ 10,421	$ 7,923
Unutilized exploration expenses	2,144	6,617
Capital assets	(36)	(10)
Total future income tax assets	12,529	14,530
Less: valuation allowance	(12,529)	(14,530)
Net future income tax allowance	$ —	$ —

The Company has income tax loss carry forwards of approximately $9.9 million in Canada, which may be used to reduce future income taxes otherwise payable and which expire in the years 2010 to 2029.

The Company has income tax loss carry forwards of approximately $20.9 million in the United States, which may be used to reduce future income taxes otherwise payable and which expire in the years 2010 to 2029. Virtually all of the unutilized exploration expenses are in the United States.

The tax benefit of the above noted tax assets have been offset by recognition of a valuation allowance in these financial statements.

12. Segmented Information

The Company is in the feasibility stage of developing its mineral properties in the U.S. and provides for its financing and administrative functions at the head office located in Canada. Segmented information on a geographic basis is as follows:

	Canada	U.S.	Consolidated
2009			
Segment operating loss	$ 4,419	$ 117	$ 4,536
Identifiable assets	$ 7,221	$ 95,535	$ 102,756
2008			
Segment operating loss	$ 3,287	$ 403	$ 3,690
Identifiable assets	$ 20,359	$ 68,840	$ 89,199
2007			
Segment operating loss	$ 8,824	$ 9,069	$ 17,893
Identifiable assets	$ 8,498	$ 40,233	$ 48,731

13. Investment

During the quarter ended 31 July 2007, the Company acquired, for cash, common shares of a publicly traded Canadian mining company whose primary business is the operation of a recommissioned base metal mine. This investment represents less than 5% of the public mining company's outstanding common shares and was designated as available-for-sale and, as such, had been marked-to-market with the change in the fair value of the investment from acquisition to quarterly financial statements being recorded in Other Comprehensive Loss.

PolyMet Mining Corp.
(a development stage company)
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

13. Investment – Continued

As at 31 January 2008, the Company determined that the investment has had an other than temporary decline in value. This determination was based on, among other factors, a significant drop in market price for the investment company's main product and a continued decline in the share price of the investment company. The initial acquisition cost of the investment was US$2,495,000 (C$2,618,000) and the fair value of the investment at 31 January 2008 was US$1,445,000 (C$1,440,000). As a result, the Company recorded an investment loss of $1,050,000 in its income statement and reversed the amounts that had previously been recorded in Other Comprehensive Loss.

As at 31 January 2009, the Company determined that the investment has had an additional other than temporary decline in value. This determination was based on, among other factors, a continued drop in market price for the investment company's main product and a continued decline in the share price of the investment company. The fair value of the investment at 31 January 2009 was US$57,000. In the first three quarters of the current fiscal year, the Company recorded investment losses of $1,272,000 due to declines in value in those quarters. In the fourth quarter, as a result of the additional decline in value, the Company recorded an additional investment loss of $93,000 in its income statement.

14. Contingent Liabilities and Commitments

a) The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at 31 January 2009, the Company had received shareholder approval of the Bonus Shares for Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought in 2009. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3.

   The summary of the share bonus plan is as follows:

	Bonus Shares	
Milestone 1	1,590,000	issued
Milestone 2	1,300,000	(i)
Milestone 3	2,350,000	(ii) issued
Milestone 4	3,640,000	(iii) and (iv)

   (i) Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of nickel-hydroxide produced from the NorthMet Project, and / or an equity investment in the Company by such a producer or producers. The bonus shares allocated to Milestone 2 are valued at C$0.75. During the year ended 31 January 2009, the Company accrued $357,000 related to Milestone 2 (2008 - $nil; 2007 - $nil), these amounts were capitalized to Mineral Property, Plant and Equipment.

   (ii) Milestone 3 – Completion of a "bankable feasibility study" which indicates that commercial production from the NorthMet Project is viable. This milestone was achieved on 25 September 2006 and therefore, during the year ended 31 January 2007, the Company expensed a C$1,762,500 ($1,289,000) bonus as consulting fees and allotted 2,350,000 shares. These shares were issued in October 2006.

   (iii) Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the Company has not less than 50% ownership interest.

(iv) At the Annual General Meeting of shareholders of the Company, held on 17 June 2008, the disinterested shareholders approved the bonus shares for Milestone 4. The bonus shares allocated to Milestone 4 are valued at US$3.80, the Company's closing trading price on 17 June 2008. During the year ended 31 January, the Company accrued $3,583,000 related to Milestone 4 (2008 - $nil; 2007 - $nil), these amounts were capitalized to Mineral Property, Plant and Equipment.

b) Pursuant to the Company's Asset Purchase Agreement with Cliffs (Note 4), for as long as Cliffs owns 1% or more of the Company's issued shares, Cliffs will have the right to participate on a pro-rata basis in future cash equity financings. This agreement also includes a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.

c) On 31 October 2006 the Company entered into an agreement with BNP Paribas Loan Services ("BNPP") whereby BNPP will advise and assist PolyMet in all aspects of preparation for construction finance. As part of this agreement, BNPP was issued warrants to purchase 600,000 shares of the Company's common stock at a price of US$4.00 per share at any time prior to 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest. As part of the agreement, PolyMet will also pay BNPP a monthly fee for its advice and assistance and pay the costs for BNPP's independent engineers.

d) On 13 October 2008, the Company entered into a collateral pledge agreement wherein it pledged a used drill rig which it owned against payments made by a supplier for parts that will be used in rebuilding the drill rig. The drill rig has a book value of $2,518,000 including the amount that the Company has capitalized related to an account payable of $1,443,000 for the full value of the parts.

e) On 31 October 2008, the Company entered into agreements with Glencore wherein Glencore will provide marketing services covering concentrates, metal, or intermediate products at prevailing market terms for at least the first five years of production.

f) On 31 January 2009, the Company had outstanding commitments related to equipment, consultants and the environmental review process of $1,000,000. Subsequent to year end, the Company entered into an additional commitment related to the environmental review process for $590,000.

15. Financial Instruments and Risk Management

Categories of financial assets and liabilities

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held-for-trading; held to maturity investment; loans and receivables; available-for-sale financial assets, and other financial liabilities. The carrying values of the Company's financial instruments are classified into the following categories:

	31 January 2009	31 January 2008
Held-for-trading (1)	$ 7,354	$ 20,084
Available-for-sale	57	1,445
Loans and receivables	69	168
Other financial liabilities (2)	28,053	16,609

(1) Includes cash and equivalents.
(2) Includes accounts payable and accrued liabilities, convertible debt and long-term debt.

PolyMet Mining Corp.
(a development stage company)
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

15. Financial Instruments and Risk Management – Continued

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The fair values of the Company's financial instruments are not materially different from their carrying values.

Risks arising from financial instruments and risk management

The Company's activities expose it to a variety of financial risks: market risk (including foreign exchange), credit risk, liquidity risk, interest rate risk and investment risk. Reflecting the current stage of development of the Company's NorthMet Project, PolyMet's overall risk management program focuses on facilitating the Company's ability to continue as a going concern and seeks to minimize potential adverse effects on PolyMet's ability to execute its business plan.

Risk management is the responsibility of executive management. Material risks are identified and monitored and are discussed with the audit committee and the board of directors.

Foreign exchange risk

The Company incurs expenditures in Canada and in the United States. The functional and reporting currency of the Company is the United States dollar. Foreign exchange risk arises because the amount of Canadian dollar cash and equivalents, receivables, investment or payables will vary in United States dollar terms due to changes in exchange rates.

As the majority of the Company's expenditures are in United States dollars, the Company has kept a significant portion of its cash and equivalents in United States dollars. The Company has not hedged its exposure to currency fluctuations.

As at 31 January 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	31 January 2009		31 January 2008
Held-for-trading (1)	$	155	$	1,388
Available-for-sale		57		1,445
Loans and receivables		34		153
Other financial liabilities (2)		(255)		(454)
	$	(9)	$	2,532

(1) Includes cash and equivalents.
(2) Includes accounts payable and accrued liabilities.

Based on the above net exposures, as at 31 January 2009, a 10% change in the Canadian / United States exchange rate would impact the Company's earnings by $1,000.

Credit risk

Credit risk arises on cash and equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company's cash and equivalents are held through a large Canadian financial institution.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and equivalents.

Interest rate risk

Interest rate risk arises on cash and equivalents and long-term debt and fluctuations in the related interest rates. The Company has not hedged any of its interest rate risk.

As at 31 January 2009, the Company is exposed to interest rate risk through the following assets and liabilities:

	31 January 2009		31 January 2008	
Held-for-trading (1)	$	**7,354**	$	20,084
Other financial liabilities (2)		**25,256**		12,235

(1) Includes cash and equivalents.
(2) Represents long-term debt (Note 5) and convertible debt (Note 7).

Investment risk

The Company's investment in the common shares of a publicly traded Canadian mining company (see Note 13) bears investment risk. The maximum exposure to investment risk is equal to the carrying value of the investment.

As at 31 January 2009, the Company is exposed to investment risk through the following assets:

	31 January 2009		31 January 2008	
Available-for-sale (1)	$	**57**	$	1,445

(1) Includes investment.

16. Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The U.S. Securities and Exchange Commission requires that financial statements of foreign registrants contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the U.S. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a) Under Canadian GAAP, the Company capitalizes accretion relating to its asset retirement obligations to mineral property, plant and equipment. Under US GAAP, this amount is expensed.

b) Under Canadian GAAP, all of the elements of the convertible debt transaction are fair valued and then allocated book value on a pro-rated basis. The conversion feature on the debt is treated as equity. Under US GAAP it is treated as debt. This resulted in a $250,000 difference between convertible debt and shareholders' equity.

PolyMet Mining Corp.
(a development stage company)
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

The effects of the differences in accounting principles on accretion of asset retirement obligation on net loss and comprehensive loss are as follows:

	2009		2008		2007
Net Loss and Comprehensive Loss:					
Net loss - Canadian GAAP basis	$ **4,536**	$	3,690	$	17,893
Adjustment of accretion to asset retirement obligation	**443**		434		233
Net loss and comprehensive loss – U.S. GAAP basis	$ **4,979**	$	4,124	$	18,126
Weighted average number of shares computed under U.S. GAAP	**137,187,927**		133,697,572		114,754,213
Loss per share following U.S. GAAP	$ **(0.04)**	$	(0.03)	$	(0.16)
Convertible Debt – Canadian GAAP basis	$ **13,943**	$	—	$	—
Convertible Debt – US GAAP basis	$ **14,193**	$	—	$	—
Shareholders' Equity – Canadian GAAP basis	$ **71,492**	$	69,151	$	29,938
Shareholders' Equity – US.GAAP basis	$ **70,085**	$	68,437	$	29,658

b) Recent U.S. Accounting Pronouncements, which relate to the Company's current operations are summarized as follows:

SFAS 141R, *"Business Combinations"*

In December 2007, FASB issued a revised standard on accounting for business combinations ("SFAS-141R"). The statement is effective for periods beginning on or after December 15, 2008. SFAS-141R requires fair value measurement for all business acquisitions including pre-acquisition contingencies. The standard also expands the existing definition of a business and removes certain acquisition related costs from the purchase price consideration. Since the Company has not been involved in any business combinations, the adoption of this standard has no impact to the Company's consolidated financial statements.

CORPORATE INFORMATION

Officers and Directors

William Murray
Executive Chairman, Director

Joseph Scipioni
President & Chief Executive Officer,
Director

William Corneliuson
Director

Dr. David Dreisinger
Director

Ian L. Forrest
Director

George Molyviatis
Director

Stephen Rowland
Director

Frank Sims
Director

James Swearingen
Director

Douglas Newby
Chief Financial Officer

Niall Moore
Corporate Secretary,
Group Controller

Corporate Offices

Executive Chairman's Office:
Suite 1003
1177 West Hastings Street
Vancouver, BC
Canada V6E 2K3

T 604-669-4701
F 604-669-4705

Hoyt Lakes Headquarters
Poly Met Mining, Inc.
(US Subsidiary)
P.O. Box 475
6500 County Road 666
Hoyt Lakes, MN
USA 55750-0475

T 218-225-4417
F 218-225-4429

info@polymetmining.com
www.polymetmining.com

Legal Counsel
Farris Vaughan Wills & Murphy LLP
25th Floor – 700 West Georgia Street
Vancouver, BC Canada V7Y 1B3

Troutman Sanders LLP
The Chrysler Building
405 Lexington Avenue
New York, NY USA 10174

Auditors
PricewaterhouseCoopers LLP
7th Floor – 250 Howe Street
Vancouver, BC Canada V6C 3S7

Transfer Agent & Registrar
Computershare
3rd Floor – 510 Burrard Street
Vancouver, BC Canada V6C 3B9

Shares Listed
TSX – POM
NYSE-A – PLM



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